Exhibit 2.1

October 13, 2021

ANADARKO OFFSHORE HOLDING COMPANY, LLC

(SELLER)

-AND-

ANADARKO PETROLEUM CORPORATION

(SELLER’S GUARANTOR)

-AND-

KOSMOS ENERGY GHANA HOLDINGS LIMITED

(PURCHASER)

-AND-

KOSMOS ENERGY LTD.

(PURCHASER’S GUARANTOR)

AGREEMENT

for the sale and purchase of the entire issued share capital of
Anadarko WCTP Company

-i-

35.	Governing Law	30

36.	Jurisdiction	30

37.	Agent for Service of Process	30

38.	Waiver of Sovereign Immunity	31

39.	Miscellaneous	31

-ii-

THIS AGREEMENT is made on October 13, 2021

Parties:

(1)	Anadarko Offshore Holding Company, LLC, a company incorporated under the laws of Delaware with registered number 3326123, whose registered office is 1209 Orange Street, Wilmington, Delaware 19801, United States of America (the Seller);

(2)	Anadarko Petroleum Corporation, a company incorporated under the laws of Delaware with registered number 2063991, whose registered office is 1209 Orange Street, Wilmington, Delaware 19801, United States of America (the Seller’s Guarantor);

(3)	Kosmos Energy Ghana Holdings Limited, a company incorporated under the laws of England and Wales with registered number 13439742, whose registered office is 10 Stratton Street, London, England, W1J 8LG (the Purchaser); and

(4)	Kosmos Energy Ltd., a company incorporated under the laws of Delaware with registered number 7211582, whose registered office is 8176 Park Lane, Suite 500, Dallas, Texas, United States of America (the Purchaser’s Guarantor),

(each a Party in this Agreement and together, the Parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 14 (Definitions and Interpretation).

IT IS AGREED:

PREAMBLE

(A)	The Seller is the sole legal and beneficial shareholder of the Company, which holds an interest in the Interest Documents.

(B)	The Seller intends to sell the Shares and the Purchaser intends to purchase the Shares.

(C)	The Seller’s Guarantor intends to guarantee the obligations of the Seller under this Agreement, and the Purchaser’s Guarantor intends to guarantee the obligations of the Purchaser under this Agreement.

(D)	On the date of this Agreement, immediately before signing this Agreement, the Company transferred to a newly incorporated wholly-owned subsidiary of the Seller, Jubilee Oil Holdings Limited (NewCo), the Carve-out Interests (the Carve-out). The consideration for the Carve-out was a payment of US$164,798,691.16 which was left outstanding as a debt payable by NewCo on demand by the Company (the Carve-out Receivable). The Carve-out Receivable was distributed by the Company to the Seller prior to the execution of this Agreement.

1.	Sale and Purchase

1.1	The Seller shall sell, and the Purchaser shall purchase, the Shares with full title guarantee and free from Third Party Rights with effect from Closing with all rights then attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Shares after Closing. The sale and purchase of the Shares shall be on the terms set out in this Agreement.

1.2	Neither the Seller nor the Purchaser shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously.

2.	Price

2.1	The consideration for the Shares (the Purchase Price) shall be the amount that results from taking US$550,609,401.51 (the Base Price) and:

(a)	adding the Additional Consideration Amount (if any), calculated in accordance with Clause 2.2 below;

(b)	subject to Clause 3.6, adding the Contribution Amount (if any);

(c)	subtracting the Leakage Amount (if any); and

(d)	subtracting the Post-Effective Date Adjustment.

2.2	The Additional Consideration Amount shall be calculated as follows:

(a)	if Closing occurs on or before the Additional Consideration Amount Date, the Additional Consideration Amount shall be nil; and

(b)	if Closing occurs after the Additional Consideration Amount Date, the Additional Consideration Amount shall be equal to the Daily Rate multiplied by the Adjusted Base Price multiplied by the number of calendar days elapsed from (and including) the Locked Box Date to (and including) the Closing Date.

For the purposes of this Clause 2.2:

(a)	the Adjusted Base Price shall be an amount which is equal to the Base Price:

(i)	subtracting the Leakage Amount (if any); and

(ii)	adding the Contribution Amount (if any); and

(iii)	subtracting the Post-Effective Date Adjustment; and

(b)	the Additional Consideration Amount Date shall be the date which is six weeks from (and including) the date of this Agreement.

2.3	At Closing, the Purchaser shall pay to the Seller an amount in US dollars equal to the Base Price:

(a)	plus the amount of the Estimated Additional Consideration Amount set out in the Preliminary Closing Statement;

(b)	plus the Estimated Contribution Amount set out in the Preliminary Closing Statement;

(c)	minus the Estimated Leakage Amount set out in the Preliminary Closing Statement;

(d)	minus the Post-Effective Date Adjustment,

such sum being the Estimated Price.

2.4	On the Unconditional Date (to the extent the same has not already been delivered prior to such date), the Seller shall send to the Purchaser in writing a preliminary statement in the form set out in Part D of Schedule 10 (Closing Statement Process) (the Preliminary Closing Statement), showing the Seller’s reasonable estimate, calculated in good faith, of the Estimated Price, including the Estimated Additional Consideration Amount, the Estimated Contribution Amount and the Estimated Leakage Amount, accompanied by reasonable supporting evidence in respect of the amounts (if any) constituting the Estimated Contribution Amount and the Estimated Leakage Amount.

2.5	The Purchase Price shall be calculated after Closing on the basis set out in Schedule 10 (Closing Statement Process). Any payments required to be made pursuant to Part C of Schedule 10 (Closing Statement Process) shall be treated as adjusting the Estimated Price to provide the Purchase Price. The Purchase Price shall (subject to any further adjustment, if applicable, pursuant to Clause 2.7) be adopted for all Tax reporting purposes.

2.6	The Seller and the Purchaser agree that the Purchase Price is allocated between the Company’s interest in the DWT Petroleum Agreement and the WCTP Petroleum Agreement as follows:

(a)	US$206,440,000 of the Base Price is payable in respect of the Company’s Interest in the DWT Petroleum Agreement, with such allocation reflecting the working capital of the Company as at the Locked Box Date that is attributable to the Company’s Interest in the DWT Petroleum Agreement;

(b)	US$344,169,401.51 of the Base Price is payable in respect of the Company’s Interest in the WCTP Petroleum Agreement, with such allocation reflecting the working capital of the Company as at the Locked Box Date that is attributable to the Company’s Interest in the WCTP Petroleum Agreement;

(c)	42.35% of: (i) the Post-Effective Date Adjustment and the Additional Consideration Amount (if any) and (ii) the Contribution Amount (if any) and the Leakage Amount (if any), in each case, which does not relate to the Company’s Interest in the DWT Petroleum Agreement or the Company’s Interest in the WCTP Petroleum Agreement, in each case, is payable in respect of the Company’s Interest in the DWT Petroleum Agreement;

(d)	57.65% of: (i) the Post-Effective Date Adjustment and the Additional Consideration Amount (if any) and (ii) the Contribution Amount (if any) and the Leakage Amount (if any), in each case, which does not relate to the Company’s Interest in the DWT Petroleum Agreement or the Company’s Interest in the WCTP Petroleum Agreement, in each case, is payable in respect of the Company’s Interest in the WCTP Petroleum Agreement;

(e)	100% of the Contribution Amount (if any) and the Leakage Amount (if any), in each case, which relates to the Company’s Interest in the DWT Petroleum Agreement is payable in respect of that Interest; and

(f)	100% of the Contribution Amount (if any) and the Leakage Amount (if any), in each case, which relates to the Company’s Interest in the WCTP Petroleum Agreement is payable in respect of that Interest.

2.7	Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation shall (so far as possible), for tax and accounting purposes, be treated as an adjustment of the price paid for the Shares.

2.8	Without prejudice to any other provisions of this Agreement (including the Seller Warranties), the Seller and the Purchaser acknowledge and agree that the Base Price reflects that the Company is being acquired with its working capital as at the Locked Box Date taking into account the Carve-out as if completion of the Carve-out had occurred as at the Locked Box Date and the Company did not have the economic burden (including any in relation to liabilities) and benefit related to the Carve-out Interests at such time.

2.9	To the extent required for: (i) the purposes of this Agreement; or (ii) any agreement entered into with a DWT JOA Partner to effect the DWT JOA Pre-emption Process, the cash flows, payables, receivables and other assets and liabilities of the Company arising from and including the Locked Box Date shall be allocated: (a) to the Company’s Interest in the DWT Petroleum Agreement or the WCTP Petroleum Agreement, to the extent such assets and/or liabilities relate to such interest; or (b) to the extent such assets and/or liabilities do not relate to the Company’s Interest in the DWT Petroleum Agreement or the WCTP Petroleum Agreement, in accordance with the methodology used to the determine the allocation of the Base Price in accordance with Clause 2.6.

3.	Leakage and Contributions

3.1	The Seller warrants to the Purchaser that, in respect of itself and each other member of the Seller Group, from (and including) the Locked Box Date up to (and including) the date of this Agreement, no incident of Leakage (other than Permitted Leakage) has occurred.

3.2	The Seller undertakes to the Purchaser that, if the Closing Date is different from the date of this Agreement, then, in respect of itself and each other member of the Seller Group, from (but excluding) the date of this Agreement up to (and including) the Closing Date, no event that would constitute an incident of Leakage (other than Permitted Leakage) will occur.

3.3	The Seller undertakes to notify the Purchaser in writing as soon as reasonably practicable after becoming aware (both before and for a period of 60 calendar days after Closing, and to the extent that a written notification in respect of the same has not already been given to the Purchaser prior to the date of this Agreement) of any Leakage having occurred from (and including) the Locked Box Date to (and including) the Closing Date, with such notice setting out in reasonable detail the nature and quantum of such Leakage.

3.4	Subject to Closing having occurred, the Seller undertakes to the Purchaser that, if there is a breach of any of the warranties and/or undertakings set out in Clauses 3.1 and 3.2 (as applicable), the Seller shall pay to the Purchaser in cash (on a dollar-for-dollar basis and without double counting) an amount equal to the Leakage Amount. The Seller and the Purchaser agree that the Seller’s obligation to pay any Leakage Amount under this Clause 3.4 shall be:

(a)	discharged and settled by way of an adjustment to the Base Price in accordance with Clause 2 (Price) at the time at which the Final Closing Statement has been finally agreed or determined in accordance with this Agreement; and

(b)	if it is discharged and settled in accordance with Clause 3.4(a) or otherwise in accordance with this Agreement, the Purchaser’s sole remedy in relation to any such breach of Clause 3.1 and/or 3.2.

3.5	For the avoidance of doubt, the only provisions of Schedule 3 (Limitations on Liability) that shall apply in respect of claims under this Clause 3 are paragraphs 1(d) and 15 of Schedule 3.

3.6	If any member of the Seller Group proposes to make any Contribution to the Company, then, to the extent that such Contribution is not (a) specifically set out in the Work Programs and Budgets and/or (b) made pursuant to a cash call issued by the Operator (as defined therein) under the Interest Documents, the Seller must first notify the Purchaser in writing of, and consult with the Purchaser in relation to, such Contribution.

3.7	Each of the Parties agrees that any Contribution or any item of Leakage that (a) relates to, (b) in the case of any Contribution, is received by or is paid to, or (c) in the case of any item of Leakage, is made or paid by, in each case, the Company, shall be allocated to the Carve-out Interests transferred to NewCo as part of the Carve-out (Allocated to the Carve-out Interests) as follows:

(a)	to the extent a Contribution relates to the Deepwater Tano Block only, 35.0% of such Contribution shall be Allocated to the Carve-out Interests;

(b)	to the extent a Contribution relates to the West Cape Three Points Block and the Deepwater Tano Block and the Jubilee field, 25.10744%, save for the Petroleum Commission fees and the “TRP VBN” which are allocated at 27.06512%;

(c)	to the extent a Contribution relates to the West Cape Three Points Block only, 20.40486% of such Contribution shall be Allocated to the Carve-out Interests;

(d)	to the extent a Contribution relates to both the West Cape Three Points Block and the Deepwater Tano Block and the Jubilee and TEN field, 26.58541%;

(e)	to the extent Leakage relates to the TEN field, 35.0% of such Leakage shall be Allocated to the Carve-out Interests; and

(f)	to the extent Leakage relates to the Jubilee field, 25.10744% of such Leakage shall be Allocated to the Carve-out Interests.

4.	Conditions to Closing

4.1	Closing shall be conditional on the following Conditions having been fulfilled or waived in accordance with this Agreement:

(a)	the Minister of Energy having given its approval in relation to the Proposed Transaction, on terms satisfactory to the Seller and the Purchaser, each acting reasonably;

(b)	the GNPC having given its approval in relation to the Proposed Transaction, on terms satisfactory to the Seller and the Purchaser, each acting reasonably;

(c)	Anadarko Petroleum Corporation being released entirely, with effect from Closing, from any obligations under the Existing Anadarko PCG, on terms satisfactory to the Seller, acting reasonably; and

(d)	each of the Minister of Energy and the GNPC having given its approval in relation to the Carve-out, on terms satisfactory to the Seller, acting reasonably.

4.2	To the extent legally permitted, any Condition may be waived by written agreement between the Purchaser and the Seller. Each of the Conditions set out in Clauses 4.1(c) and 4.1(d) may be waived unilaterally by the Seller by written notice to the Purchaser. The Conditions set out in Clauses 4.1(a) and 4.1(b) may not be unilaterally waived by any Party.

4.3	The Seller and the Purchaser shall each notify the other promptly (but in any event within five Business Days) upon becoming aware that:

(a)	circumstances have arisen that are reasonably likely to result in any of the Conditions not being satisfied or not remaining satisfied (as applicable) prior to the Longstop Date together with such details of the relevant circumstances as are in the relevant Party’s possession at the relevant time; or

(b)	any of the Conditions have been fulfilled.

The first day on which the Conditions have been fulfilled is the Unconditional Date (and if the Conditions have been fulfilled on or before the date of this Agreement, then the Unconditional Date shall be the date of this Agreement).

4.4	To the extent that the Conditions have not already been satisfied as at the date of this Agreement, the Seller and the Purchaser shall use all reasonable efforts to ensure that the Conditions are fulfilled as soon as reasonably possible after the date of this Agreement, and in any event, prior to the Longstop Date and shall cooperate and provide reasonable assistance to each other for this purpose. In particular, and for this purpose, the Seller and the Purchaser shall comply with their obligations in Clause 4.5.

4.5	To the extent that the Conditions or any of the obligations in this Clause 4.5 have not already been satisfied as at the date of this Agreement, the Purchaser and the Seller shall co-operate to:

(a)	submit a request for consent to the Proposed Transaction and the Carve-out to the Minister of Energy and the GNPC as soon as reasonably practicable after the date of this Agreement and, in any event, within five Business Days;

(b)	consult with each other as needed as to the form of the submissions, notifications and filings referred to in Clause 4.5(a);

(c)	provide each other and relevant advisers with copies of all communications or documents in the form submitted to, or received from, any Government Entity in connection with the Conditions;

(d)	provide directly to the relevant Government Entity if requested by any Government Entity (with a copy provided at the same time to the other) any information lawfully requested or required by the Minister of Energy and the GNPC (or any other Government Entity), including any information requested by the Minister of Energy, GNPC or any other Government Entity under, or in relation to, any of the Interest Documents and/or the Petroleum (Exploration and Production) Law (PNDCL 84); and

(e)	provide Representatives with decision making authority to accompany the Purchaser and/or the Seller, as applicable, as requested by the relevant Party and permitted by the relevant Government Entity, in meetings with any relevant Government Entity (including any such meetings in Ghana).

4.6	If applicable, the Seller and the Purchaser shall discuss in good faith, and accept (subject always as provided below), any commitments, remedies, indemnities, guarantee, credit support, security or other undertaking (including any amendment or supplement to any existing commitment or arrangement of such nature) to or for the benefit of the Minister of Energy or the GNPC or to any other relevant Government Entity (a Commitment) as may be lawfully requested or required by the Minister of Energy or the GNPC or any other relevant Government Entity in connection with the satisfaction of the Conditions, provided that, in each case, such commitments, remedies, indemnities, guarantee, credit support, security or other undertaking are not material to the Seller Group, the Purchaser Group and/or the Business. For this purpose:

(a)	the Purchaser agrees that, if the Minister of Energy, the GNPC or any other relevant Government Entity requires a member of the Purchaser Group to provide a parent company guarantee or amendments to the Existing Kosmos PCGs in replacement of the Existing Anadarko PCG, the Purchaser will procure that such member of the Purchaser Group provides such parent company guarantee or amendments of the Existing Kosmos PCGs (as applicable), in each case as required, provided that the terms of such parent company guarantee are acceptable to the Purchaser, acting reasonably (it being agreed that a parent company guarantee or amendments of the Existing Kosmos PCGs (as applicable), in each case, on terms that are not materially more onerous than the Existing Kosmos PCGs (other than to reflect the additional interests held by the Purchaser Group in the Interest Documents, excluding, for the avoidance of doubt, the Carve-out Interests) shall be acceptable to the Purchaser); and

(b)	the Seller and the Purchaser agree that, if such requests or requirements, would (or would reasonably be expected to) if implemented:

(i)	result in the Purchaser Group or the Seller Group having to incur material expenditure in connection with the satisfaction of the Conditions;

(ii)	result in the Business (as conducted in the ordinary course and consistent with how such Business was carried on in the 18 months preceding the date of this Agreement) being adversely impacted in any material respect;

(iii)	result in the Company and/or Kosmos Energy Ghana HC being required to transfer (directly or indirectly) all or part of its “Participating Interest” in the DWT Petroleum Agreement (as defined therein) to one or more persons other than (A) in accordance with the DWT JOA Pre-emption Process, and (B) in the case of the Company only, pursuant to the Carve-out; and/or

(iv)	result in the Company and/or Kosmos Energy Ghana HC being required to transfer (directly or indirectly) all or part of its “Participating Interest” in the WCTP Petroleum Agreement (as defined therein) to one or more persons other than, in the case of the Company only, pursuant to the Carve-out, then the Purchaser and/or the Seller, as applicable, shall not be required to implement such requests or requirements in order to satisfy the Conditions.

4.7	The Purchaser and the Seller shall not, and shall procure that no member of the Seller Group or the Purchaser Group, as applicable, shall, make any filing with any Government Entity directly in relation to (or otherwise that may adversely impact) the Proposed Transaction, the Carve-out or the GNPC Transaction without obtaining the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed) as to the making of such filing or communication and to its form and content. The restriction in this Clause 4.7 shall not apply to the extent that any such filing is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law or any regulatory, governmental or antitrust body having applicable jurisdiction, provided that the Party making the filing shall use its reasonable endeavours to consult with the other in advance as to its form, content and timing and take into account the reasonable comments of such other Party (unless such consultation would be prohibited by applicable law or regulation).

4.8	To the extent that this Clause 4 obliges the Parties to disclose confidential or commercially sensitive information, that information may be disclosed on a confidential, “counsel to counsel” basis only from the Purchaser’s Attorneys to the Seller’s Attorneys (or vice versa).

4.9	The Seller undertakes that all actions taken or to be taken in connection with this Agreement, including in relation to fulfilment of the Conditions, by any member of the Seller Group have been and will continue to be in compliance with applicable law and regulation (including Anti-Corruption Law and Sanctions Law).

4.10	The Purchaser undertakes that all actions taken or to be taken in connection with this Agreement, including in relation to fulfilment of the Conditions, by any member of the Purchaser Group have been and will continue to be in compliance with applicable law and regulation (including Anti-Corruption Law and Sanctions Law).

5.	DWT JOA Pre-emption Process

5.1	The Parties acknowledge that, upon signing this Agreement, the Company has sent to each of the DWT JOA Partners a notice in substantially the form set out in Schedule 1 (Form of Pre-emption Notice) in accordance with the notice provisions set out in Article XVII of the DWT JOA (each, a Pre-emption Notice).

5.2	The Purchaser shall have primary responsibility for causing the Company to deal with the DWT JOA Partners and manage the DWT JOA Pre-emption Process. During such relevant period:

(a)	each of the Seller and the Purchaser shall (i) promptly (but in any case within two calendar days) notify the other Party of any substantive communications with, or requests for information from, any DWT JOA Partner in response to a Pre-emption Notice, and (ii) provide the other Party with copies of all communications or documents relating to any Pre-emption Notice and/or the DWT JOA Pre-emption Process sent to or received from any DWT JOA Partner; and

(b)	the Purchaser shall use reasonable efforts to procure that each DWT JOA Partner (other than Kosmos Energy Ghana HC, except in accordance with 5.3 below) provides a written waiver of any DWT JOA Pre-emption Right.

5.3	The Purchaser shall procure that Kosmos Energy Ghana HC shall not: (i) exercise its DWT JOA Pre-emption Right, unless any of the other DWT JOA Partners duly exercises any DWT JOA Pre-emption Right in accordance with the Pre-Emption Notice (in which case the Purchaser shall procure that Kosmos Energy Ghana HC exercise its DWT JOA Pre-emption Right); and (ii) request information from the Seller and/or communicate or correspond with the Seller in relation to the Pre-emption Notice other than to exercise its DWT JOA Pre-emption Right in the circumstances described in paragraph (i) of this Clause 5.3.

5.4	The Seller and the Purchaser each agree that should any DWT JOA Partner exercise any DWT JOA Pre-emption Right as a result of this Agreement, including the entering into hereof and/or the consummation of the Proposed Transaction (which, for the avoidance of doubt, Kosmos Energy Ghana HC shall only do in accordance with Clause 5.3):

(a)	the purchase price or value received by the Company in respect of the relevant “Participating Interest” (as defined in the DWT JOA) in respect of which the relevant DWT JOA Partner exercises such DWT JOA Pre-emption Right shall be retained by the Company until Closing and shall not constitute a Contribution;

(b)	there shall be no adjustment to the Purchase Price (or the Base Price or the Estimated Price) as a result of, or in relation to, any exercise by any DWT JOA Partner of any DWT JOA Pre-emption Right; and

(c)	without prejudice to any of the Purchaser’s rights to bring a Claim against the Seller under this Agreement to the extent that (i) the Purchaser suffers or incurs a loss under any sale and purchase agreement entered into with a DWT JOA Partner in accordance with article 12.1(G) of the DWT JOA as a result of that DWT JOA Partner exercising any DWT JOA Pre-emption Right and (ii) the Purchaser is entitled to bring a Claim in respect of such loss against the Seller under this Agreement, the Purchaser shall have no Claim against the Seller as a result of, or in relation to, any DWT JOA Pre-emption Right.

5.5	The Purchaser shall procure that Kosmos Energy Ghana HC shall not, in its capacity as a DWT JOA Partner, exercise any pre-emption right afforded to the DWT JOA Partners pursuant to Article 12.1(G) of the DWT JOA in connection with the GNPC Transaction unless any of the other DWT JOA Partners duly exercises such pre-emption right under the DWT JOA in connection with the GNPC Transaction, in which case Kosmos Energy Ghana HC shall be permitted to exercise such pre-emption right.

6.	Purchaser financing

6.1	The Purchaser shall (and shall procure that all other relevant members of the Purchaser Group shall) use reasonable best efforts to procure all financing (under the Purchaser Financing Agreements or otherwise) required by the Purchaser Group to enable the Purchaser to satisfy the Purchaser Price Payment Obligations.

6.2	Notwithstanding Clause 6.1, the Purchaser shall be entitled to use any cash resources of the Purchaser Group that may be provided to the Purchaser for the purpose of satisfying the Purchaser Price Payment Obligations in whole or in part.

6.3	The Purchaser undertakes to the Seller that, prior to Closing:

(a)	it will not, and will procure that no other person (including any member of the Purchaser Group) will, in a way which would or might reasonably prejudice its ability to satisfy the Purchaser Price Payment Obligations: (i) amend or agree to amend any of the terms of the Purchaser Financing Agreements to which it (or any member(s) of the Purchaser Group) is a party; (ii) waive or agree to waive any rights or obligations of the Purchaser or any other member of the Purchaser Group under the Purchaser Financing Agreements; or (iii) terminate any of the Purchaser Financing Agreements, in each case, without the prior written consent of the Seller (not to be unreasonably withheld or delayed) unless it has drawn down or otherwise has available on an unconditional basis sufficient funds in order to pay the amounts so payable; and

(b)	it will (and, if applicable, will procure that the relevant member(s) of the Purchaser Group will):

(i)	exercise its and/or their rights under the Purchaser Financing Agreements, including by submitting any required utilisation request(s) to draw down under such agreements and/or arrangements sufficiently in advance of Closing;

(ii)	comply with its and/or their obligations under the Purchaser Financing Agreements; and

(iii)	take all steps necessary to transfer to the Purchaser (whether by way of distribution(s), intra-group loan(s) or otherwise) the funds received by the relevant member(s) of the Purchaser Group under the Purchaser Financings Agreements, in each case to the extent required to comply with the Purchaser Price Payment Obligations.

7.	Closing

7.1	Closing shall take place in Accra, Ghana at a location to be agreed between the Seller and the Purchaser in writing on:

(a)	the Unconditional Date; or

(b)	if Clause 7.3(b) applies, the new date for Closing notified by the relevant Party pursuant to Clause 7.3(b),

the Closing Date.

7.2	At Closing each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party or any of its Affiliates (as the case may be) in Schedule 5 (Closing Arrangements).

7.3	If the Seller (on the one hand) or the Purchaser (on the other) fails to comply with any Material Obligation in Schedule 5 (Closing Arrangements), then the other Party shall be entitled (in addition to and without prejudice to other rights and remedies available) by written notice to the Party in default on the date Closing would otherwise have taken place, to:

(a)	require Closing to take place so far as practicable having regard to the defaults that have occurred;

(b)	notify the Party in default of a new date for Closing (being not more than 10 Business Days after the original date for Closing) in which case the provisions of this Clause 7 (other than this Clause 7.3) and Schedule 5 (Closing Arrangements) shall apply to Closing as so deferred but on the basis that such deferral may only occur once; or

(c)	terminate this Agreement.

For the purposes of this Clause 7.3, a Material Obligation is: (i) in respect of the Seller, those obligations set out in paragraphs 1(b) and 1(c) of Part A of Schedule 5 (Closing Arrangements) and all of Part C of Schedule 5 (Closing Arrangements); and (ii) in respect of the Purchaser, the obligations set out in paragraph 1(e) of Part B of Schedule 5 (Closing Arrangements) and all of Part C of Schedule 5 (Closing Arrangements).

7.4	If the Seller (on the one hand) or the Purchaser (on the other) complies with all its Material Obligations in Schedule 5 (Closing Arrangements), but fails to comply with any obligation in Schedule 5 (Closing Arrangements) that is not a Material Obligation, then the other Party shall be required to proceed to Closing and, to the extent that any such obligation is not complied with at Closing, the defaulting Party shall (without affecting any other rights and remedies available to the other Party) procure that such obligation is fulfilled as soon as practicable following Closing.

7.5	If, in accordance with Clause 7.3(b), Closing is deferred and at such deferred Closing a Party fails to comply with its Material Obligations in Schedule 5 (Closing Arrangements) the non-defaulting Party shall have the right to terminate this Agreement.

8.	Seller Warranties and Undertakings

8.1	The Seller warrants to the Purchaser that each of the Seller Warranties is true and accurate and is not misleading in any respect as at the date of this Agreement. Each Seller Warranty shall be construed separately and independently and shall not be limited, restricted or otherwise affected by reference to any other matter, Seller Warranty or undertaking.

8.2	If the Closing Date is not the same date as the date of this Agreement, the Seller shall be deemed to further warrant to the Purchaser that each of the Seller Fundamental Warranties is true and accurate immediately before Closing (by reference to the facts and circumstances then existing).

8.3	The Seller Warranties are given subject to this Clause 8 and the limitations set out in Schedule 3 (Limitations on Liability).

8.4	None of the limitations in Schedule 3 (Limitations on Liability) shall apply to any Claim that arises as a consequence of fraud or fraudulent misrepresentation by any member of the Seller Group or any employee, director or officer of any member of the Seller Group.

8.5	The Purchaser acknowledges and agrees that, in each case, except as provided under this Agreement, the Shares (and the Business) shall be acquired on an “as is, where is” basis and neither the Seller nor any member of the Seller Group makes or gives or shall be deemed or interpreted as making or giving any other warranty or representation, whether express or implied in fact or by any applicable law or regulation or by custom, usage or course of dealing or otherwise (a Seller Representation).

8.6	Neither the Seller nor any member of the Seller Group makes or gives or shall be deemed or interpreted as making or giving, any warranties or representations whether expressed or implied as to:

(a)	the accuracy of the Disclosure Letter (without prejudice to paragraph 6 of Schedule 3 (Limitations on Liability));

(b)	the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser or its Representatives on or before the date of this Agreement (including in any documents in the Data Room);

(c)	the future performance of the Company or the Business;

(d)	the amounts, quality or deliverability of reserves of hydrocarbons or other resources attributable to the Interest Documents, the Business, the assets, interests or operations of the Company or any other person;

(e)	the physical state, condition, integrity or fitness for purposes of the Company’s or any other person’s assets, property, structures, platforms, foundations, subsea manifolds, tanks, gathering lines, flowlines, pipelines, plant, wells (including well and drill cuttings), facilities, generating units, or any other equipment or machinery of any nature or any materials contained therein or any other installations and structures located on or held or used in connection with the Interest Documents or the Business;

(f)	any geological, geophysical, seismic, engineering, economic or other interpretations, forecasts, budgets, evaluations or financial projections;

(g)	any geological formation, drilling prospect or hydrocarbon resource reserves;

(h)	the costs of or prospects for further development - or any party’s ability to develop any area or asset - in relation to the Interest Documents, the Business or the assets, interests or operations of the Company, or the prospective business activity of the Company or the Business;

(i)	the amounts, nature and payment dates of any Decommissioning and Abandonment Liabilities or Environmental Liabilities or the existence of any Environmental Matters; or

(j)	the amount or incidence of any Tax assessed pursuant to the Audit Assessments or in respect of the Proposed Transaction or any AOE or any matter relevant to the calculation of any such Tax or AOE (but for the avoidance of doubt without prejudice to the Parties’ respective obligations in respect of such matters under Schedule 8 (Tax)).

8.7	Except in the case of fraud, the Purchaser: (a) acknowledges and affirms that it has not relied upon any Seller Representation or any other representation, warranty, collateral contract, statement, assurance, opinion, data or information in entering into or carrying out the transactions contemplated by the Transaction Documents (except as set out in the Transaction Documents); and (b) acknowledges and agrees to the terms of Clauses 8.5 and 8.6.

8.8	Except in the case of and as against any individual or entity who has acted fraudulently, the Purchaser agrees and undertakes to the Seller (contracting for itself and on behalf of each individual or entity referred to in this Clause 8.8) that neither it nor any other member of the Purchaser Group has any rights against, and will waive and shall not make any claim against, any employee, director, officer, adviser or agent of: (i) the Company; or (ii) any member of the Seller Group; or (iii) their respective Representatives, on whom the Purchaser may claim to have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document in respect of any matter for which the Purchaser so relied upon them.

8.9	Except in the case of and as against any individual or entity who has acted fraudulently, the Seller agrees and undertakes to the Purchaser (contracting for itself and on behalf of each individual or entity referred to in this Clause 8.9) that neither it nor any other member of the Seller Group has any rights against, and will waive and shall not make any claim against, any employee, director, officer, adviser or agent of: (i) the Company; or (ii) any member of the Purchaser Group; or (iii) their respective Representatives, on whom the Seller may claim to have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document in respect of any matter for which the Seller so relied upon them.

8.10	The Seller and the Seller’s Guarantor undertake to the Purchaser to not (and to procure that NewCo, for so long as it is a member of the Seller’s Group shall not), as applicable (i) amend or agree to amend any of the terms of the Carve-out APA or the GNPC PSA in any manner which would or would be likely to have an adverse effect on any member of the Purchaser’s Group or (ii) terminate the Carve-out APA or the GNPC PSA, in each case, without the prior written consent of the Seller (not to be unreasonably withheld or delayed).

9.	Purchaser Warranties and Undertakings

9.1	The Purchaser warrants to the Seller that each of the Purchaser Warranties is true and accurate and is not misleading in any respect as at the date of this Agreement.

9.2	If the Closing Date is not the same date as the date of this Agreement, the Purchaser shall be deemed to further warrant to the Seller that each of the Purchaser Fundamental Warranties is true and accurate immediately before Closing (by reference to the facts and circumstances then existing).

9.3	Subject to and from Closing, the Purchaser shall, and shall procure that each member of the Purchaser Group (including the Company) shall, release each member of the Seller Group and their respective Connected Persons (together, the Seller Indemnified Persons) from any Costs suffered or incurred by any member of the Purchaser Group (including the Company) in relation to the Company or any of the operations or activities of the Company (including the Business) to the extent that such Costs arise from any Decommissioning and Abandonment Liabilities or Environmental Liabilities, whether arising from events, matters or circumstances occurring before, on or after the Locked Box Date but excluding any such Costs actually paid prior to the Locked Box Date.

9.4	Subject to and from Closing, the Purchaser unconditionally and irrevocably agrees as a primary obligation to pay to the Seller an amount, calculated on an after tax basis, equal to Costs suffered or incurred by any of the Seller Indemnified Persons in relation to the Company or any of the operations or activities of the Company (including the Business) to the extent that such Costs arise from any Decommissioning and Abandonment Liabilities or Environmental Liabilities, whether arising from events, matters or circumstances occurring before, on or after the Locked Box Date but excluding any such Costs actually paid prior to the Locked Box Date.

9.5	If, prior to the date which is 18 months from the Closing Date, the Purchaser or any other member of the Purchaser Group enters into any agreement or arrangement for one or more Relevant Disposals, the Purchaser shall pay to the Seller, by way of additional consideration for the Shares, an amount equal to the greater of: (i) 30% of the proceeds of all such Relevant Disposals; and (ii) an amount equal to 100% of the profit attributable to all such Relevant Disposals. Such payment shall be made to the Seller’s Bank Account promptly and in any event within five Business Days following receipt of the relevant proceeds at or following completion of each Relevant Disposal or, if earlier, receipt of the relevant proceeds by the Purchaser or any member of the Purchaser Group. For these purposes:

(a)	Relevant Disposal means any transaction or series or combination of transactions whereby, a Relevant Interest is sold or transferred (directly or indirectly) including by way of a sale or exchange of share capital, capital stock or assets, a merger, consolidation, scheme of arrangement, tender or exchange offer, minority investment, joint venture, farm out, earn out or any similar transaction in any jurisdiction and including any agreement to do any of the foregoing (whether or not the relevant transaction will be completed prior to the date which is 18 months from Closing) but excluding: (i) transactions between members of the Purchaser Group who are 100% owned (directly or indirectly) by the Purchaser’s ultimate holding company; (ii) transactions in relation to securities in a body corporate (which is a member of the Purchaser Group) if such securities are listed on a Recognised Stock Exchange (including any transactions resulting in a change of Control of that body corporate and/or one or more members of the Purchaser Group); and (iii) transactions under which a Relevant Interest is transferred in connection with the exercise of a DWT JOA Pre-emption Right; and (iv) transactions under which a Relevant Interest is transferred to a Government Entity. Where a Relevant Disposal is part of a series of related transactions, it shall be deemed to include all such related transactions whether or not they are entered into or completed prior to the date that is 18 months from Closing. A Recognised Stock Exchange means the main market on the London Stock Exchange, the New York Stock Exchange or any other regulated market or other recognised investment exchange (including any recognised overseas investment exchange or similar) in any jurisdiction;

(b)	Relevant Interest means: (i) any interest in any member of the Purchaser Group that owns a “Participating Interest” (as defined in the DWT Petroleum Agreement and the WCTP Petroleum Agreement, respectively) in; or (ii) any part of a “Participating Interest” (as defined in the DWT Petroleum Agreement and the WCTP Petroleum Agreement, respectively) owned by a member of the Purchaser Group in, in each case, the DWT Petroleum Agreement or the WCTP Petroleum Agreement (including, for the avoidance of doubt, any such interests owned by a member of the Purchaser Group prior to Closing);

(c)	proceeds means the gross value of all cash, securities, assets or other consideration payable (directly or indirectly) to, or to be received (directly or indirectly) by, one or more members of the Purchaser Group in connection with a Relevant Disposal, whenever paid or received, and including any deferred consideration, earn outs or similar arrangements together with the aggregate amount of any indebtedness assumed or repaid, directly or indirectly, in connection with the Relevant Disposal. For these purposes, the value of any non-cash consideration: (i) which has an established public market will be calculated based on the closing market price on the last trading day prior to the Relevant Disposal being entered into; and (ii) which does not have an established market value shall be the fair market value thereof on the date that the Relevant Disposal is entered into. The value of a joint venture or partnership shall be the gross value of the interest that the Purchaser Group has in such joint venture or partnership on the date that the Relevant Disposal is entered into. Where the Relevant Disposal is part of a wider transaction, involving other assets, interests or securities, a reasonable and justifiable cash value shall be allocated to those assets, interests or securities comprising the Relevant Disposal in order to determine the “proceeds”; and

(d)	profit means the gross profit realised by the Purchaser Group in connection with a Relevant Disposal, being the proceeds (as defined above) of the Relevant Disposal less the amount of the Purchase Price payable under this Agreement in respect of the Relevant Interest which is the subject of the Relevant Disposal. Where the Relevant Disposal involves the sale or transfer (directly or indirectly) of part only of the Relevant Interest, the amount of the proceeds shall be adjusted proportionately upwards or downwards to reflect the Relevant Interest being sold or transferred as part of the Relevant Disposal in order to calculate the profit.

9.6	If, within thirty-six (36) months following the first payment by the Purchaser to the Seller of any amount pursuant to Clause 9.5, in respect of a Relevant Disposal, any member of the Purchaser Group is required to pay and pays a third party any amount pursuant to any indemnity, warranty or similar undertaking contained in the agreement or arrangement entered into between the relevant member of the Purchaser Group and that third party (or its Affiliate) in respect of such Relevant Disposal (a Relevant Amount), the Seller shall pay the Purchaser the amount required to put the Seller and the Purchaser in the position they would have been in had the payment made by the Purchaser to the Seller under Clause 9.5(i) or Clause 9.5(ii) been calculated on the basis that the proceeds and profit attributable to the Relevant Disposal had been reduced by the Relevant Amount, provided that in no circumstances shall the Seller be required to pay the Purchaser more than the sum it originally received from the Purchaser pursuant to Clause 9.5 (a Profit Reimbursement Payment). Any Profit Reimbursement Payment shall be made to the Purchaser's Bank Account promptly and in any event within ten Business Days following the date on which the Purchaser provides the Seller with written notice that a member of the Purchaser Group has paid an amount giving rise to a Profit Reimbursement Payment, such notice to include: (i) reasonable detail of the claim against the relevant member of the Purchaser's Group giving rise to such Profit Reimbursement Payment; and (ii) evidence that the relevant member of the Purchaser's Group has made such payment.

10.	Conduct of Purchaser Claims

10.1	If the Purchaser becomes aware of any claim or potential claim by a third party (including any enquiry, audit or assessment by a Tax Authority) against the Company or a member of the Purchaser Group that, in each case, might result in a Claim being made by the Purchaser against the Seller (a Third Party Claim), the Purchaser shall:

(a)	as soon as reasonably practicable (and in any event within 15 Business Days of becoming aware of it) give notice of the Third Party Claim to the Seller and ensure that the Seller and its Representatives are given all reasonable information and facilities to investigate it (to the extent that such information and/or facilities are available to it);

(b)	not (and shall ensure that each other member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without the prior written approval of the Seller (such approval not to be unreasonably withheld, delayed or conditioned); and

(c)	subject to the Parties agreeing in writing to a mutually acceptable indemnity arrangement pursuant to which the Purchaser or the relevant member of the Purchaser Group is indemnified by the Seller, ensure that it and (to the extent that it is lawfully able to do so) each other member of the Purchaser Group shall:

(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Seller (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim after consultation with the Purchaser; and

(iii)	provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.

10.2	Without prejudice to Clause 10.3, nothing in sub-Clauses 10.1(a) and (c) shall oblige the Purchaser to take or procure any action or refrain from taking any action which would have a material adverse effect on the business, trading relationships, relationship with any Government Entity or reputation of any member of the Purchaser Group.

10.3	The failure of the Purchaser to comply with any of its obligations in Clause 10.1 shall not prejudice the Purchaser’s ability to bring the relevant Claim against the Seller, save to the extent that the amount of such Claim is increased (or not reduced) directly as a result of the Purchaser’s failure.

11.	Termination

11.1	Either the Seller or the Purchaser (in each case, subject to Clause 11.2) may by notice in writing to the other terminate this Agreement if the Unconditional Date has not occurred on or before the Longstop Date (or such later date as the Seller and the Purchaser may agree in writing).

11.2	Neither the Seller nor the Purchaser shall be entitled to terminate this Agreement pursuant to Clause 11.1 if it has breached any of its obligations under this Agreement (including Clause 4 (Conditions to Closing)) and such breach or breaches directly or indirectly resulted in the Conditions not being fulfilled by the Longstop Date.

11.3	If this Agreement terminates, no Party (nor any of its Affiliates) shall have any claim of any nature against any other Party (or any of its Affiliates) under this Agreement, except in respect of any rights and liabilities that have accrued before termination or under any of the Surviving Provisions.

11.4	Other than in accordance with this Clause 11 or Clause 7 (Closing), no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

12.	Tax

12.1	The provisions of Schedule 8 (Tax) shall apply in relation to Taxation.

13.	Insurance

13.1	Upon Closing, all insurance cover arranged in relation to the Company and the Business by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease (other than in relation to insured events taking place before Closing) and no member of the Purchaser Group shall make any claim under any such policies in relation to insured events arising after Closing. The Seller shall be entitled to make arrangements with its insurers to reflect this Clause 13.

13.2	For the avoidance of doubt, if after Closing, the Company (or any other member of the Purchaser Group) receives any cash amounts from a third party insurer as a refund for any premiums and/or renewal fees paid by any member of the Seller Group before Closing in connection with insurance cover that ceases upon Closing pursuant to Clause 13.1 (it being acknowledged and agreed that, to the extent required, the Seller Group shall be responsible for paying such amounts prior to Closing), then the Purchaser agrees that it shall pay the Seller such amounts (to the extent that such amounts have not previously been re-charged by the Seller Group to the Company) as soon as reasonably practicable and in any event within 30 calendar days after receipt by the Company (or any member of the Purchaser Group if applicable).

14.	Guarantees and Other Third Party Assurances

14.1	The Purchaser shall use its reasonable endeavours to ensure that as soon as reasonably practicable after Closing, each member of the Seller Group is released from all Third Party Assurances given by it in respect of obligations of the Company. Pending release of any and all such Third Party Assurances, the Purchaser shall indemnify the Seller on an after tax basis against any and all Costs of the Seller or its Affiliates arising after Closing under or by reason of each Third Party Assurance.

14.2	The Seller shall use its reasonable endeavours to ensure that as soon as reasonably practicable after Closing, the Company is released from all Third Party Assurances given by it in respect of obligations of any member of the Seller Group. Pending release of any and all such Third Party Assurances, the Seller shall indemnify the Purchaser on an after tax basis against and all Costs of the Purchaser or its Affiliates arising after Closing under or by reason of each Third Party Assurance.

15.	Intercompany Arrangements

15.1	The provisions of Schedule 9 (Inter-Company Debt) shall apply in respect of the payment of Inter-Company Debt.

15.2	Except as otherwise provided in this Agreement, the Seller shall procure that, with effect from Closing, the Company shall cease to be a party to any agreements with any member of the Seller Group at no cost to the Company.

15.3	The Seller confirms that:

(a)	an outstanding inter-company account receivable in an amount of US$110,445,150 owed by members of the Seller Group to the Company as at the Locked Box Date was distributed by the Company to the Seller by way of a dividend in specie on 23 June 2021; and

(b)	the outstanding Carve-out Receivable owed by NewCo to the Company as at the date of this Agreement under the Carve-out APA, was distributed by the Company to the Seller on the date of this Agreement and before Closing.

16.	Changes of Name

16.1	The Purchaser shall procure that:

(a)	as soon as reasonably practicable after Closing and in any event within 30 calendar days after the Closing Date, the name of the Company is changed to a name that does not include the word “Anadarko” or “Occidental” or any name that, in the reasonable opinion of the Seller, is substantially the same as, or confusingly similar to, the name of any member of the Seller Group; and

(b)	as soon as reasonably practicable after Closing and in any event, within three months after the Closing Date: (i) the Company shall cease to use or display any trade or service name or mark, business name, logo, or domain name used or held by any member of the Seller Group or any mark, name or logo that, in the reasonable opinion of the Seller, is substantially the same or confusingly similar to any of them; and (ii) the Company shall not hold itself out as being part of, or otherwise connected or associated with, the Seller Group.

16.2	Within seven calendar days of the change of name of the Company pursuant to Clause 16.1 becoming effective, the Purchaser shall communicate the new name of the Company to:

(a)	the Seller;

(b)	any banks with which the Company maintains accounts; and

(c)	the Minister of Energy, the GNPC and any other Government Entity that the Company is required to notify pursuant to applicable laws or regulations.

16.3	Until the change of name of the Company pursuant to Clause 16.1 is effective, the Company shall be permitted to continue to use the name “Anadarko WCTP Company” to the extent that it is required to do so by applicable law or regulation or otherwise has received the prior written consent of the Seller, and provided that the Purchaser shall, and shall ensure that the Company shall, only use such name in:

(a)	a manner that complies with all applicable laws and regulations;

(b)	an unstylised form; and

(c)	accordance with any reasonable instructions that the Seller might provide.

17.	Information, Records and Assistance Post-Closing

17.1	For three years (or, in respect of Tax, five years) following the Closing Date:

(a)	each member of the Purchaser Group shall provide the Seller (at the Seller’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, and other records held by it after Closing to the extent that they relate to the Company and to the period up to Closing (the Purchaser Records) but only for the purposes of the preparation of any Tax return or regulatory filing by the Seller (or any member of the Seller Group) or otherwise in connection with the Tax affairs of the Seller or any member of the Seller Group; and

(b)	each member of the Seller Group shall provide the Purchaser (at the Purchaser’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, and other records held by it after Closing to the extent that they relate to the Company (the Seller Records), but only for the purposes of the preparation of any Tax returns or regulatory filing by the Purchaser (or any member of the Purchaser Group) or otherwise in connection with the Tax affairs of the Purchaser or any member of the Purchaser Group.

These obligations are subject to the provisions of Clause 22 (Confidentiality).

17.2	For five years following the Closing Date:

(a)	no member of the Purchaser Group shall dispose of, or destroy any of, the Purchaser Records which the Purchaser ought reasonably to have known were necessary for the preparation of any Tax return or regulatory filing by the Seller (or any member of the Seller Group) without first giving the Seller at least two months’ notice of its intention to do so and giving the Seller a reasonable opportunity to remove and retain any of them (at the Seller’s expense); and

(b)	no member of the Seller Group shall dispose of or destroy any of the Seller Records without first giving the Purchaser at least two months’ notice of its intention to do so and giving the Purchaser a reasonable opportunity to remove and retain any of such records (at the Purchaser’s expense).

17.3	For a period of 45 calendar days from the Closing Date (which may be extended at the option of the Purchaser by notice in writing to the Seller to a period of 60 calendar days from the Closing Date), each member of the Seller Group shall: (i) provide the Purchaser (at the Purchaser’s cost) with reasonable access at reasonable times to (and the right to take copies of) the Seller Records; and (ii) give such reasonable assistance to any member of the Purchaser Group as the Purchaser may reasonably request (at the Purchaser’s cost) and, in each case, as is necessary for the purposes of transferring the accounting, tax and company secretarial information and records of the Company from the Seller to the Purchaser. In no circumstances shall the Seller (or any other member of the Seller Group) be required to: (a) provide any assistance, access or information that would involve disclosure of or access to proprietary and/or confidential information belonging to any member of the Seller Group and/or any third party; and/or (b) any access to the Seller Group’s and/or any third party’s IT systems. For the purposes of this Clause, Seller Records means the books, records, accounts and other records held by the Seller Group after Closing to the extent that they relate to the Company.

17.4	Following the Closing Date:

(a)	notwithstanding the obligations of Clause 9.6, the Purchaser shall (and shall procure that the Company shall), at the Seller’s expense, give such assistance to any member of the Seller Group as the Seller may reasonably request in relation to any third party proceedings by or against any member of the Seller Group to the extent that they relate to the Company or the Business or the Proposed Transaction;

(b)	the Seller shall promptly give to the Purchaser all written notices, correspondence, information or enquiries received by it in relation to the Company;

(c)	the Purchaser shall promptly give to the Seller all written notices, correspondence, information or enquiries received by any member of the Purchaser Group in relation to any business of the Seller Group not comprised within the Company; and

(d)	to the extent the same has not occurred by Closing, the Seller shall procure that all of the Company’s books, accounts and other records are transferred to the Purchaser as soon as reasonably practicable after Closing.

17.5	From Closing, the Seller and the Purchaser shall comply with their respective obligations under Schedule 11 (Marketing Transition).

18.	Post-Closing Covenants

18.1	Without limiting any other rights that any Indemnified Officer may have pursuant to any employment agreement or indemnification agreement, from Closing until the sixth anniversary of the Closing, the Purchaser shall procure that the Company indemnifies, defends and holds harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to Closing, a director, officer or employee of the Company (the Indemnified Officer) against all Costs incurred in connection with, any Proceeding to which such Indemnified Officer is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such person is or was a director, officer or employee of the Company or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing at or after (but not prior to) Closing and whether asserted or claimed at or after the Closing, excluding any act or omission arising as a result of the fraud of the relevant director, officer or employee (the Indemnified Liabilities), including all such Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Proposed Transaction, in each case to the fullest extent permitted under applicable law and regulation. If the Purchaser or the Company:

(a)	consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or

(b)	transfers all or substantially all of its properties and assets to any person,

then, in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume the obligations set forth in this Clause 18.1 and the Purchaser and the Company shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render them unable to satisfy their obligations under this Clause 18.1.

The provisions of this Clause 18.1 are intended to be for the benefit of, and shall be enforceable by, the Parties and all persons entitled to indemnification or insurance coverage or expense advancement pursuant to this Clause 18.1, and their heirs and representatives.

19.	Guarantees of Seller’s Obligations and Purchaser’s Obligations

19.1	Guarantee of Seller’s Obligations

(a)	The Seller’s Guarantor unconditionally and irrevocably guarantees to the Purchaser the due and punctual performance and observance by the Seller of all its obligations, commitments, undertakings, warranties and indemnities under or pursuant to the Transaction Documents (the Seller’s Guaranteed Obligations) and agrees that, if any Seller’s Guaranteed Obligation is or becomes unenforceable, invalid or illegal, it shall, as an independent and primary obligation, indemnify the Purchaser on an after tax basis in respect of any breach by the Seller of any of the Seller’s Guaranteed Obligations if the Seller’s Guaranteed Obligation were not unenforceable, invalid or illegal, to the extent of any limit on the liability of the Seller in the Transaction Documents.

(b)	If and whenever the Seller defaults for any reason whatsoever in the performance of any of the Seller’s Guaranteed Obligations, the Seller’s Guarantor shall perform (or procure performance of) and satisfy (or procure the satisfaction of) the Seller’s Guaranteed Obligations in regard to which such default has been made in the manner prescribed by the Transaction Documents and so that the same benefits shall be conferred on the Purchaser as it would have received if the Seller’s Guaranteed Obligations had been duly performed and satisfied by the Seller.

(c)	This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the Seller’s Guaranteed Obligations shall have been performed or satisfied and notwithstanding the winding-up, liquidation, dissolution or other incapacity of the Seller or any change in the status, control, constitutional documents or ownership or assignment of the Seller. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Purchaser may now or hereafter have or hold for the performance and observance of the Seller’s Guaranteed Obligations.

(d)	As a separate and independent stipulation the Seller’s Guarantor agrees that any of the Seller’s Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from the Seller by reason of any legal limitation, disability or incapacity on or of the Seller or the dissolution, amalgamation or reconstruction of the Seller (other than any limitation imposed by the Transaction Documents) shall nevertheless be enforceable against and recoverable from the Seller’s Guarantor as though the same had been incurred by the Seller’s Guarantor and the Seller’s Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Seller’s Guarantor on demand.

(e)	The liability of the Seller’s Guarantor under this Clause 19.1 shall not be affected, impaired, reduced or released by:

(i)	any variation of the Seller’s Guaranteed Obligations (whether or not agreed by the Seller’s Guarantor);

(ii)	any forbearance, neglect or delay in seeking performance of the Seller’s Guaranteed Obligations or any granting of time for such performance;

(iii)	the illegality, invalidity, unenforceability of, or any defect in, any provision of the Transaction Documents or the Seller’s obligations under it;

(iv)	any insolvency or similar proceeding; or

(v)	any other fact or event which in the absence of this provision would constitute or afford a legal or equitable discharge or release or a defence to a guarantor.

(f)	The obligations of the Seller’s Guarantor in this Clause 19.1 are given in consideration of the Purchaser entering into this Agreement and agreeing to purchase the Shares on the terms set out in this Agreement.

19.2	Guarantee of Purchaser’s Obligations

(a)	The Purchaser’s Guarantor unconditionally and irrevocably guarantees to the Seller the due and punctual performance and observance by the Purchaser of all its obligations, commitments, undertakings, warranties and indemnities under or pursuant to the Transaction Documents (the Purchaser’s Guaranteed Obligations) and agrees that, if any Purchaser’s Guaranteed Obligation is or becomes unenforceable, invalid or illegal, it shall, as an independent and primary obligation, indemnify the Seller on an after tax basis in respect of any breach by the Purchaser of any of the Purchaser’s Guaranteed Obligations if the Purchaser’s Guaranteed Obligation were not unenforceable, invalid or illegal, to the extent of any limit on the liability of the Purchaser in the Transaction Documents.

(b)	If and whenever the Purchaser defaults for any reason whatsoever in the performance of any of the Purchaser’s Guaranteed Obligations, the Purchaser’s Guarantor shall perform (or procure performance of) and satisfy (or procure the satisfaction of) the Purchaser’s Guaranteed Obligations in regard to which such default has been made in the manner prescribed by the Transaction Documents and so that the same benefits shall be conferred on the Seller as it would have received if the Purchaser’s Guaranteed Obligations had been duly performed and satisfied by the Purchaser.

(c)	This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the Purchaser’s Guaranteed Obligations shall have been performed or satisfied and notwithstanding the winding-up, liquidation, dissolution or other incapacity of the Purchaser or any change in the status, control, constitutional documents or ownership or assignment of the Purchaser. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Seller may now or hereafter have or hold for the performance and observance of the Purchaser’s Guaranteed Obligations.

(d)	As a separate and independent stipulation the Purchaser’s Guarantor agrees that any of the Purchaser’s Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from the Purchaser by reason of any legal limitation, disability or incapacity on or of the Purchaser or the dissolution, amalgamation or reconstruction of the Purchaser (other than any limitation imposed by the Transaction Documents) shall nevertheless be enforceable against and recoverable from the Purchaser’s Guarantor as though the same had been incurred by the Purchaser’s Guarantor and the Purchaser’s Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Purchaser’s Guarantor on demand.

(e)	The liability of the Purchaser’s Guarantor under this Clause 19.2 shall not be affected, impaired, reduced or released by:

(i)	any variation of the Purchaser’s Guaranteed Obligations (whether or not agreed by the Purchaser’s Guarantor);

(ii)	any forbearance, neglect or delay in seeking performance of the Purchaser’s Guaranteed Obligations or any granting of time for such performance;

(iii)	the illegality, invalidity, unenforceability of, or any defect in, any provision of the Transaction Documents or the Purchaser’s obligations under any of them;

(iv)	any insolvency or similar proceeding; or

(v)	any other fact or event which in the absence of this provision would constitute or afford a legal or equitable discharge or release or a defence to a guarantor.

(f)	The obligations of the Purchaser’s Guarantor in this Clause 19.2 are given in consideration of the Seller entering into this Agreement and agreeing to sell the Shares on the terms set out in this Agreement.

20.	Payments

20.1	Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made to the Seller’s Bank Account. The Seller agrees to pay each member of the Seller Group that part of each payment to which it may be entitled.

20.2	Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made to the Purchaser’s Bank Account. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it may be entitled.

20.3	Payment under Clauses 20.1 and 20.2 shall be in immediately available funds by electronic transfer on the due date for payment.

20.4	If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

21.	Announcements

21.1	Without prejudice to Clause 22 (Confidentiality), unless otherwise agreed in writing, no Party shall, and each Party shall procure that none of its respective Affiliates or Connected Persons shall, make any announcement or issue any communication to shareholders in connection with the existence or the subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the Purchaser (in the case of an announcement or communication by the Seller and/or the Seller’s Guarantor and/or their respective Affiliates and Connected Persons) or the Seller (in the case of an announcement or communication by the Purchaser and/or the Purchaser’s Guarantor and/or their respective Affiliates and Connected Persons) (such approval not to be unreasonably withheld or delayed).

21.2	The restriction in Clause 21.1 shall not apply to:

(a)	the press announcements issued by the Seller and the Purchaser, in each case on the date of this Agreement in the Agreed Form; and

(b)	the extent that the announcement or communication is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law or any regulatory, governmental or antitrust body having applicable jurisdiction.

21.3	If the exception in Clause 21.2(b) applies, the Seller or the Purchaser (as applicable) shall, prior to the relevant person making the announcement or issuing the communication, use its reasonable endeavours to consult with: (i) in the case of an announcement to be made or communication to be issued by the Seller and/or the Seller’s Guarantor and/or their respective Affiliates and Connected Persons, the Purchaser; or (ii) in the case of an announcement to be made or communication to be issued by the Purchaser and/or the Purchaser’s Guarantor and/or their respective Affiliates and Connected Persons, the Seller, in each case, in advance as to its form, content and timing and take into account the reasonable comments of the other (unless such consultation would be prohibited by applicable law or regulation).

22.	Confidentiality

22.1	For the purposes of this Clause 22, Confidential Information means:

(a)	information relating to the provisions and subject matter of, and negotiations leading to, this Agreement and the other Transaction Documents;

(b)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, prior to Closing, the Company or the Business; or

(c)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following Closing, the Company or the Business, and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information that the Party has determined from information it has received including any forecasts or projections.

22.2	Each of the Parties shall (and shall procure that each of its Representatives (and, in the case of the Purchaser, providers of finance to the Purchaser Group) shall, in each case, to the extent that such persons have received or are otherwise in possession of Confidential Information):

(a)	hold Confidential Information in confidence;

(b)	except as the Purchaser (in the case of the Seller and the Seller’s Guarantor) or the Seller (in the case of the Purchaser and the Purchaser’s Guarantor) approves in writing, not disclose it to any person other than a Representative (and, in the case of the Purchaser, providers of finance to the Purchaser Group from time to time with prior written notice to the Seller); and

(c)	use the Confidential Information only for the purpose of exercising or performing that Party’s rights and obligations under this Agreement.

22.3	Clause 22.2 shall not apply to Confidential Information to the extent that:

(a)	the Confidential Information is required to be disclosed by law or by any stock exchange or any regulatory, governmental or antitrust body (including any Tax Authority) having applicable jurisdiction (provided that, except in connection with disclosure to a Tax Authority (other than the Ghanaian Tax Authority in relation to Tax Matters in relation to the Audit Assessments and any Tax in relation to the Proposed Transaction)), the disclosing Party shall, as far as it is practicable and lawful to do so: (i) first consult the Purchaser (in the case of the Seller and the Seller’s Guarantor) or the Seller (in the case of the Purchaser and the Purchaser’s Guarantor) to give such Party an opportunity to contest the disclosure; and (ii) take into account such Party’s reasonable requirements about the proposed form, content and timing of the disclosure);

(b)	the Confidential Information is shared by a Party on a confidential basis with a Tax Authority in the course of dealing with that Party’s Tax affairs or the Tax affairs of any member of its group;

(c)	the Confidential Information is required to be disclosed by a Party so that it can fulfil its obligations under this Agreement (including, in the case of the Purchaser, to providers of finance to the Purchaser Group);

(d)	the Confidential Information is required to be disclosed for the purposes of satisfying the Conditions;

(e)	(save in relation to Confidential Information held by the Seller in relation to the Company prior to Closing) written records show that, when the Confidential Information was first made available to the receiving Party, it was already in the lawful possession of the receiving Party or any of its Representatives without any obligation of secrecy prior to its being received or held;

(f)	the Confidential Information was already in the public domain when it was first made available to the receiving Party;

(g)	the Confidential Information subsequently enters the public domain other than through a breach of this Clause 23 or the non-disclosure agreement between Kosmos Energy Operating and the Company dated 19 May 2021; or

(h)	the Confidential Information is required to be disclosed for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other Transaction Document.

22.4	Each of the Seller and the Purchaser undertakes that it (and its Representatives) shall only disclose Confidential Information as permitted by this Clause 22:

(a)	if it is reasonably required for purposes connected with this Agreement; and

(b)	in the case of disclosures under Clauses 22.3(b), 22.3(d), 22.3(g) and 22.3(h), only if the recipient is informed of the confidential nature of the Confidential Information and acknowledges that it is subject to a duty of confidentiality on substantially the same terms as this Clause 22.

22.5	Subject to Clause 22.6, if this Agreement terminates, the Purchaser shall (and shall procure that its Representatives shall) as soon as practicable on request by the Seller:

(a)	return to the Seller all written documents and other materials relating to any member of the Seller Group, the Company or this Agreement (including any Confidential Information) that the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from such Confidential Information; or

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer or other digital device on which it is held.

For the purposes of this Clause 22.5 document includes any material prepared by or on behalf of any Party or its Representatives.

22.6	Each Party and its Representatives may retain any Confidential Information to the extent required, and for the time period specified, by any applicable law or the rules of any professional body.

23.	Assignment

23.1	Subject to Clause 23.2, unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement or any other Transaction Document nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this Clause 23 shall be void.

23.2	The Parties agree that, subject to obtaining any approvals required under the Interest Documents and/or under applicable laws, the Purchaser is entitled to assign all or any part of its rights under this Agreement without the consent of the Seller:

(a)	(by way of security only) to providers of finance to the Purchaser Group from time to time, but so that, notwithstanding any such assignment in security, the Seller may, unless it receives written notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters arising under this Agreement; and

(b)	to one or more wholly owned members of the Purchaser Group, provided that before any such assignee(s) subsequently ceases to be a wholly-owned member of the Purchaser Group, the Purchaser shall procure that such assignee transfers such rights and benefits to the Purchaser or to another continuing wholly-owned member of the Purchaser Group, and provided further that in each of (a) and (b) above, the Purchaser shall give the Seller prior written notice (of at least three Business Days) of any such proposed assignment of rights and details of the proposed assignee.

23.3	If an assignment is made in accordance with Clauses 23.1 or 23.2:

(a)	the liabilities of the members of the Seller Group to the Purchaser Group, and the liabilities of the members of the Purchaser Group to the Seller Group, in each case, under this Agreement, shall, in each case, be no greater than such liabilities would have been if the assignment had not occurred; and

(b)	the obligations of the Seller’s Guarantor under Clause 19.1 shall extend to any assignee of the Seller as if such assignee were the Seller and the obligations of the Purchaser’s Guarantor under Clause 19.2 shall extend to any assignee of the Purchaser as if such assignee were the Purchaser.

23.4	The Parties acknowledge that this Agreement is a contract entered into for the purposes of, or in connection with, the acquisition, disposal or transfer of an ownership interest in a firm (as defined in section 1173(1) of the Companies Act 2006). Regulation 2 of The Business Contract Terms (Assignment of Receivables) Regulations 2018 does not apply to any term of this Agreement.

24.	Further Assurances

24.1	Each of the Seller and the Purchaser shall, from the Closing Date, execute, or procure the execution of, such further documents as may be required by law or necessary to implement and give effect to this Agreement.

24.2	Each of the Seller and the Purchaser shall procure that its Affiliates comply with all obligations under this Agreement that are expressed to apply to any such Affiliates.

25.	Costs

25.1	Except as otherwise provided in this Agreement the Seller and the Purchaser shall each be responsible for its own Costs (including those of its Affiliates) incurred in connection with the Proposed Transaction.

25.2	The Purchaser shall be responsible for any recording, registration, documentary, notarisation or similar fees and any amounts in respect of the foregoing (including in each case any related interest and penalties), if any.

26.	Notices

26.1	Any notice to be given by one Party to any other Party in connection with this Agreement shall be in writing in English and signed by, or on behalf of, the Party giving it. It shall be delivered by hand, email, registered post or courier, using an internationally recognised courier company.

26.2	A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by email. Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

26.3	The addresses and email addresses of the Parties for the purpose of Clause 26.1 are:

Seller	Address: 5 Greenway Plaza, Suite 1110 Houston, Tx 77046	Email: general_counsel@oxy.com
For the attention of:	General Counsel

and with a copy to:	Graham Watson Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London, EC2P 2SR	graham.watson@freshfields.com
Seller’s Guarantor	Address: 5 Greenway Plaza, Suite 1110 Houston, Tx 77046	Email : general_counsel@oxy.com
For the attention of:	General Counsel

and with a copy to:	Graham Watson Freshfields Bruckhaus Deringer LLP	graham.watson@freshfields.com

Purchaser	Address: c/o Kosmos Energy, LLC 8176 Park Lane Suite 500 Dallas, TX 75231 USA	Email: KosmosGeneralCounsel @kosmosenergy.com
For the attention of:	General Counsel

and with a copy to:	Hywel Davies Slaughter and May One Bunhill Row London EC1Y EYY	hywel.davies@slaughterandmay.com

Purchaser’s Guarantor	Address: c/o Kosmos Energy, LLC 8176 Park Lane Suite 500 Dallas, TX 75231 USA	Email: KosmosGeneralCounsel @kosmosenergy.com
For the attention of:	General Counsel

and with a copy to:	Hywel Davies Slaughter and May One Bunhill Row London EC1Y 8YY	hywel.davies@slaughterandmay.com

26.4	Each Party may notify the other Parties in writing of a change to its details in Clause 26.3 from time to time.

26.5	This Clause 26 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

27.	Conflict with Other Agreements

If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the Parties and as between any members of the Seller Group and any members of the Purchaser Group) unless such other agreement expressly states that it overrides this Agreement in the relevant respect.

28.	Whole Agreement

28.1	This Agreement and the other Transaction Documents together set out the whole agreement between the Parties in respect of the sale and purchase of the Shares and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Proposed Transaction. It is agreed that:

(a)	no Party has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking made by or on behalf of any other Party (or any of its Connected Persons) in relation to the Proposed Transaction that is not expressly set out in this Agreement or any other Transaction Document;

(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a Party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and

(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no Party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to any other Party (or its respective Connected Persons) in relation to the Proposed Transaction.

28.2	Nothing in this Clause 28 shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

28.3	Each Party agrees to the terms of this Clause 28 on its own behalf and as agent for each of its Connected Persons.

29.	Waivers, Rights and Remedies

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy provided by law or under this Agreement or any Transaction Document shall affect or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other right or remedy.

30.	Effect of Closing

Notwithstanding Closing: (i) each provision of this Agreement and any other Transaction Document not performed at or before Closing but which remains capable of performance; (ii) the Seller Warranties and the Purchaser Warranties; and (iii) all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement or any other Transaction Document will remain in full force and effect and (except as otherwise expressly provided) without limit in time.

31.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment shall be an effective mode of delivery.

32.	Variations

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.

33.	Invalidity

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable under the law of any jurisdiction, the Parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

34.	Third Party Enforcement Rights

34.1	The specified third party beneficiaries of the undertakings or commitments referred to in Clauses 8.8 and 8.9, 14 (Guarantees and other Third Party Assurances), 18 (Post-Closing Covenants), and 28 (Whole Agreement) shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999. The rights of any such third party beneficiary are subject to: (i) the rights of the Parties to amend or vary this Agreement without the consent of that third party; and (ii) the other terms and conditions of this Agreement.

34.2	Except as provided in Clause 34.1, a person who is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

35.	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

36.	Jurisdiction

36.1	Any Dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce, which Rules are deemed to be incorporated by reference into this Clause 36.

36.2	The tribunal shall consist of three arbitrators. The parties to the Dispute shall each nominate one arbitrator, provided that where there are multiple claimants or multiple respondents, the multiple claimants jointly and the multiple respondents jointly shall nominate an arbitrator. The third arbitrator, who shall be the presiding arbitrator on the tribunal, shall be nominated by agreement of the parties to the Dispute or, if the parties fail to agree on a nomination within 20 Business Days of the nomination date of the second arbitrator, the third arbitrator shall be selected and appointed by the ICC Court.

36.3	The seat, or legal place, of the arbitration shall be London.

36.4	The language to be used in the arbitral proceedings shall be English.

36.5	The Parties undertake to keep confidential all awards rendered in the arbitration proceedings, all materials in the arbitration created for the purpose of the arbitration and all other documents produced by another party in the proceedings that are not otherwise in the public domain, save and to the extent that disclosure is required pursuant to a legal duty, to protect or pursue a legal right, or to enforce or challenge an award in legal proceedings before a state court or other legal authority.

36.6	Nothing in this Clause 36 shall prevent any Party from seeking interim relief from any competent court in support of the arbitration proceedings at any time, whether before or after the constitution of the tribunal.

37.	Agent for Service of Process

37.1	The Seller shall at all times maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Agreement. Such agent shall be Occidental of Algeria LLC currently of Nova North (Floor 7) 11 Bressenden Place London SW1E 5BY and any claim form, judgment or other notice of legal process shall be sufficiently served on the Seller if delivered to the agent at its address for the time being. The Seller waives any objection to such service. The Seller irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Purchaser requests the Seller to do so the Seller shall promptly appoint another agent with an address in England and advise the Purchaser. If, following such a request, the Seller fails to appoint another agent within 20 Business Days, the Purchaser shall be entitled to appoint one on behalf of the Seller at the Seller’s expense. Nothing in this Agreement shall affect the Purchaser’s right to serve process in any other manner permitted by law.

38.	Waiver of Sovereign Immunity

38.1	Each of the Purchaser and the Purchaser’s Guarantor waives in relation to this Agreement and the Transaction Documents all immunity it or its assets or revenues may otherwise have in any jurisdiction, including immunity in respect of: (i) the giving of any relief by way of injunction or order for specific performance or for the recovery of assets or revenues; and (ii) the issue of any process against its assets or revenues for the enforcement of a judgment or award or, in an action in rem, for the arrest, detention or sale of any of its assets and revenues, but excluding immunity in respect of:

(a)	property or assets used by a diplomatic or consular mission of the Republic of Ghana;

(b)	property or assets of a military character and under the control of a military authority or defence agency of the Republic of Ghana;

(c)	property, assets and infrastructure located in Ghana and dedicated to a public or governmental use (as distinct from property, assets or infrastructure dedicated to a commercial use) by the Republic of Ghana; or

(d)	petroleum assets protected in the Petroleum Revenue Management Act, 2011 (Act 815 as amended).

38.2	Subject to Clause 38.1, this waiver extends to and constitutes consent to relief being given against the Purchaser and/or the Purchaser’s Guarantor in Ghana, England and Wales or in any other jurisdiction by way of injunction or order for specific performance or for the recovery of any property whatsoever or other provisional or interim protective measures and to its property being subject to any process effected in the course or as a result of any action in rem.

39.	Miscellaneous

For the avoidance of doubt, the financial thresholds set out in Clause 8 (Seller Warranties and Undertakings) and Schedule 2 (Seller Warranties) and Schedule 3 (Limitations on Liability) shall not be altered by or reduced as a result of any agreement entered into in connection with any DWT JOA Pre-emption Process, notwithstanding that any DWT JOA Partner would be indirectly acquiring interests which represent less than the entirety of the Company’s interests in the DWT JOA and the WCTP JOA as at the date of this Agreement and after completion of the Carve-out.

Schedule 1
Form of Pre-emption Notice

BY COURIER AND EMAIL

[DWT JOA Partners]

__________ 2021

Strictly Private and Confidential

Dear Sir/Madam

Pre-Emption Notice in relation to the Deep Water Tano Joint Operating Agreement

1.	We refer to the joint operating agreement relating to the Deep Water Tano Contract Area originally entered into between Tullow Ghana Limited, Sabre Oil & Gas Limited, and Kosmos Energy Ghana HC on 15 August 2006 (as amended, modified, supplemented, assigned and novated from time to time, the DWT JOA). Unless otherwise defined in this letter, capitalised terms shall have the meaning given to them in the DWT JOA.

2.	We are writing to inform you that Anadarko Offshore Holding Company, LLC (AOHC) has entered into a sale and purchase agreement with Kosmos Energy Ghana Holdings Limited (the Purchaser) (amongst others) on ________________ 2021 (the PSA), pursuant to which AOHC has agreed to sell its entire shareholding in Anadarko WCTP Company (Anadarko WCTP) to the Purchaser, and the Purchaser has agreed to acquire such shareholding, in each case on the terms and subject to the conditions set out in the PSA (the Transfer).

3.	As you know, Anadarko WCTP currently holds an 11.05% “Participating Interest” (as defined therein) in the Petroleum Agreement entered into between the Government of the Republic of Ghana, Tullow Ghana Limited, Sabre Oil and Gas Limited and Kosmos Energy Ghana HC in respect of the Deep Water Tano Contract Area on 10 March 2006 (as amended, modified, supplemented, assigned and novated from time to time, the DWT Petroleum Agreement) and a 13% “Participating Interest” in the DWT JOA (as defined therein).

4.	As you also know, on _____________2021, Anadarko WCTP’s “Participating Interest” in the DWT Petroleum Agreement was reduced from 17% to the current 11.05% following the transfer of a 5.95% “Participating Interest” in the DWT Petroleum Agreement to Jubilee Oil Holdings Limited (a wholly owned subsidiary of AOHC) and Anadarko WCTP’s “Participating Interest” in the DWT JOA was reduced from 20% to the current 13% following the transfer of a 7% “Participating Interest” in the DWT JOA to Jubilee Oil Holdings Limited.

5.	We hereby give notice pursuant to Article 12.1(G) of the DWT JOA of the Transfer and the final terms and conditions of such Transfer, which are set out in the PSA, a copy of which is attached in Annex 1 to this notice, and the related disclosure letter delivered by AOHC to the Purchaser on ______________2021, a copy of which is attached in Annex 2 to this notice (the Disclosure Letter).

6.	Together, the PSA and the Disclosure Letter comprise the final terms and conditions negotiated and agreed between AOHC and the Purchaser in respect of the Transfer (the Transfer Terms) and this letter and its annexes together constitute the notice required to be delivered pursuant to Article 12.1(G)(1) of the DWT JOA.

7.	Under the Transfer Terms, the total consideration paid by the Purchaser in consideration for the Transfer in respect of the Company’s “Participating Interest” in the DWT Petroleum Agreement (as defined therein) was US$206,440,000, together with 42.35% of the aggregate amount of the Additional Consideration Amount (if any), the Contribution Amount (if any), the Leakage Amount (if any) and the Post-Effective Date Adjustment, each as defined in the PSA.

8.	Pursuant to Article 12.1(G) of the DWT JOA, the right of pre-emption in the DWT JOA entitles you to acquire Anadarko WCTP's 13% “Participating Interest” (as defined in the DWT JOA), or a pro rata share thereof, on and subject to the Transfer Terms.

9.	If you intend to exercise your pre-emption right under Article 12.1(G)(1) of the DWT JOA a counter-notification must be delivered to Anadarko WCTP and the other parties to the DWT JOA within thirty (30) Days of this notice. The counter-notification must state that you agree to do so on the Transfer Terms, without reservations or conditions.

10.	We would be grateful for your swift response to this letter. We are sure you will agree that a swift resolution of this situation will be to the mutual benefit of all the partners to the DWT JOA and other stakeholders.

11.	Accordingly, we request your confirmation that you do not intend to exercise any rights under Article 12.1(G) of the DWT JOA, or otherwise, with respect to the Transfer, which can be given by signing and returning to us a copy of this letter.

12.	If you do not deliver a counter-notification as described in paragraph 9 above within thirty (30) Days of this notice (i.e. by _______________ 2021), you shall be deemed to have waived your pre-emption right under Article 12.1 of the DWT JOA in respect of the Transfer.

13.	Please note that the provisions of this letter, its annexes and any documents or information referred to in it, shall at all times remain strictly confidential. Neither the contents of this letter nor its existence may be disclosed to any other person without our prior written consent (except as may be required by law or regulation).

14.	Please do not hesitate to contact us if you have any questions on the matters set out in this letter.

Yours sincerely,

[ ]

Anadarko WCTP Company

Acknowledged, agreed and executed and delivered as a deed:

Signed:

Duly authorised for and on behalf of [ ]

Name:

Dated:

Signature of witness:

Name of witness:

Annex 1 – PSA

Annex 2 – DISCLOSURE LETTER

Schedule 2
Seller Warranties

Each statement set out below in this Schedule 2 (Seller Warranties) is made subject to and on the terms of Clause 8 and Schedule 3 (Limitations on Liability).

Part A: General/Commercial

1.	The Seller Group and the Shares

1.1	Authorisations, valid obligations, filings and consents.

(a)	Each of the Seller and the Seller’s Guarantor has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, and regulatory consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement and each Transaction Document to which it is a party.

(b)	Entry into and performance by each of the Seller and the Seller’s Guarantor of this Agreement and each Transaction Document to which it is respectively a party will not: (i) breach any provision of its Constitutional Documents; (ii) (subject to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any Government Entity; or (iii) require the consent of the shareholders of the Seller or the Seller’s Guarantor (as applicable) or of any member of the Seller Group.

(c)	This Agreement and each of the other Transaction Documents to which each of the Seller and the Seller’s Guarantor is a party will, when executed, constitute valid and binding obligations of the Seller and the Seller’s Guarantor, as applicable, in accordance with their respective terms.

1.2	The Seller Group and the Shares.

(a)	Each of the Seller and the Seller’s Guarantor is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation.

(b)	The Shares constitute the whole of the issued share capital of the Company. All the Shares have been duly authorised and validly issued and allotted, are fully paid and the Seller is: (i) the sole legal and beneficial owner of the Shares free from all Third Party Rights; and (ii) entitled to exercise all voting and other rights over the Shares and to transfer or procure the transfer of the Shares on the terms of this Agreement.

(c)	No person has the right pursuant to a binding agreement (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in the Company or to exchange or convert any securities into any share or loan capital in the Company, nor has, so far as the Seller is aware, any person claimed in writing to be entitled to the same.

1.3	Anti-Corruption and Sanctions. Neither the Seller nor the Seller’s Guarantor:

(a)	has, in the five years prior to the date of this Agreement, received written notice from any Government Entity that has jurisdiction over the Seller or the Seller’s Guarantor asserting that the Seller or the Seller’s Guarantor is in breach of any applicable Anti-Corruption Law and/or Sanctions Law; and

(b)	so far as the Seller or the Seller’s Guarantor is aware, has, in the five years prior to the date of this Agreement: (i) engaged in any activity in violation of applicable Anti-Corruption Law; or (ii) entered into any agreement, transaction, dealing or relationship in breach of any Sanctions Law; and

(c)	is a Sanctioned Person or is owned or controlled by a Sanctioned Person and, so far as the Seller or the Seller’s Guarantor is aware, has in the five years prior to the date of this Agreement entered into any agreement, transaction, dealing or relationship with any Sanctioned Person.

1.4	The Seller and the Seller’s Guarantor have in place adequate policies, systems, controls and procedures designed to ensure compliance by the Seller and its Representatives with any applicable Anti-Corruption Law.

1.5	So far as the Seller is aware, neither the Seller nor any member of the Seller Group is subject to any order, judgment, direction, investigation or other proceedings by any Government Entity that will, or are likely to, prevent or delay the fulfilment of any of the Conditions.

1.6	Entry into and performance by each of the Seller and the Seller’s Guarantor of this Agreement and each Transaction Document to which it is respectively a party will not result in a breach of any agreement to which the Seller is a party.

2.	The Company

2.1	The Company. The Company is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. The Company has full power to conduct the Business as conducted at the date of this Agreement.

2.2	Other interests. The Company does not own or have any interest of any nature in any shares, debentures or other securities issued by any undertaking or person.

2.3	Information on the Company. The information on the Company set out in Schedule 7 (Information on the Company) is accurate.

3.	The Assets

3.1	Title to the Interests. The Company has full legal and beneficial ownership and title to the interests in the Interest Documents as set out in Schedule 6 (The Company’s Interests) which, for the avoidance of doubt, excludes the Carve-out Interests.

3.2	No Other Interests. The Company does not have, and has never had, any interest in any other licence, concession or similar right to explore for, develop produce or transport hydrocarbons and does not, and has never, carried on any business or owned any assets or incurred any liabilities other than in relation to its ownership of interests in the Interest Documents (including, for the avoidance of doubt, the Carve-out Interests) and matters ancillary thereto.

3.3	Third Party Rights. There are no Third Party Rights over the assets of the Company, save for any such Third Party Rights (i) for Taxes not yet due or being contested in good faith or; (ii) which are a carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business; (iii) arising under the Interest Documents or applicable law or (iv) in connection with the Carve-out Interests and the Carve-out before Closing.

4.	Financial Matters

4.1	The Locked Box Accounts. The Locked Box Accounts have been prepared in good faith and with all due care and attention in accordance with the relevant Accounting Principles as consistently applied by the Company, and do not materially misstate the state of affairs of the Company and its assets and liabilities as at the Locked Box Date and its profits for the period ended on that date.

4.2	The Last Audited Accounts. The Last Audited Accounts have been prepared in accordance with IFRS and applicable law on the basis set out therein and give a true and fair view of the state of affairs of the Company as at 31 December 2020 and of the results of the Company for the financial year ended on that date.

4.3	Position since Locked Box Date. Since the Locked Box Date, and in each case save for entry into the Carve-out APA and completion of the Carve-out:

(a)	the Company has carried on the Business, in all material respects, in the ordinary and usual course of business;

(b)	the Company has not declared, authorised, paid or made any dividend or other distribution, nor has the Company reduced or purchased, or agreed in writing to reduce or purchase, its share or loan capital;

(c)	the Company has not issued or agreed to issue any share or loan capital;

(d)	save as fairly disclosed in the Data Room, the Company has not entered into any contract, liability or commitment (whether in respect of capital expenditure or otherwise) which:

(i)	cannot be terminated on less than 12 months’ notice without a cost or penalty to the Company of more than US$1,000,000; or

(ii)	had a value, or involved or will likely involve expenditure, of more than US$5,000,000 (exclusive of VAT) in aggregate or US$1,000,000 (exclusive of VAT) per annum,

excluding, in each case, pursuant to any agreement whereby the Company and the other joint venture partners under the relevant Interest Documents are also a party; and

(e)	save as fairly disclosed in the Data Room, the Company has not assumed or incurred or become legally bound to assume or incur a liability or obligation or expense (actual or contingent) of US$1,000,000 (exclusive of VAT) or more (excluding, in each case, pursuant to any agreement whereby the Company and the other joint venture partners under the relevant Interest Documents are also a party).

4.4	Statutory books. The statutory books of the Company required to be kept by applicable laws in its jurisdiction of incorporation have been maintained in all material respects in accordance with such laws.

5.	Communications

5.1	Copies of all material written communications from any Government Entity and/or the GNPC, in each case, which are in relation to matters that are material to the Business and have been received only by a member of the Seller Group and/or the Company (and not by the Purchaser under any of the Interest Documents) in the last 3 years prior to the date of this Agreement have been provided in the Data Room.

6.	Insurance

6.1	Insurances. The Data Room contains an accurate summary of the insurance and indemnity policies maintained by or covering the Company (excluding any insurance or indemnity policies held in relation to the Interest Documents for the benefit of all of the relevant joint venture partners) (the Insurance Policies) and, so far as the Seller is aware, all such Insurance Policies are in full force and effect and are not void or voidable. The Company has not made any claim under any of the Insurance Policies in the two years prior to the date of this Agreement which is still outstanding and, so far as the Seller is aware, no fact or circumstance exists which is reasonably likely to give rise to a claim under the Insurance Policies.

6.2	No cancellation or requirement. No insurer has during the three years prior to the date of this Agreement cancelled or refused to accept or continue any insurance in relation to the Company (excluding any insurance held in relation to the Interest Documents for the benefit of all of the relevant joint venture partners). So far as the Seller is aware, the Company has not received a written request from an insurer or a regulatory authority that remains outstanding to take any risk reduction measures that will give rise to material capital expenditure unrelated to the Interest Documents and/or the petroleum operations and activities carried out thereunder.

7.	Financial Debt

7.1	The Company does not owe any Financial Debt, does not have any loan capital outstanding and does not have any off-balance sheet liabilities that exceed US$1,000,000 excluding, in each case, pursuant to any agreement whereby the Company and the other joint venture partners under the relevant Interest Documents are also a party.

7.2	The Company has not lent any monies or agreed to do so that have not been settled other than in the context of (a) ordinary course trading receivables and (b) the Carve-out and the Carve-out Receivable.

8.	Regulatory Matters and Compliance

8.1	Anti-Corruption and Sanctions. The Company:

(a)	has not, in the five years prior to the date of this Agreement, received written notice from any Government Entity that has jurisdiction over the Company asserting that the Company is in breach of any applicable Anti-Corruption Law and/or Sanctions Law; and

(b)	so far as the Seller is aware, has not, in the five years prior to the date of this Agreement: (i) engaged in any activity in violation of applicable Anti-Corruption Law; or (ii) entered into agreement, transaction, dealing or relationship in breach of any Sanctions Law; and

(c)	is not a Sanctioned Person and is not owned or controlled by a Sanctioned Person and, so far as the Seller is aware, has not, in the five years prior to the date of this Agreement entered into any agreement, transaction, dealing or relationship with any Sanctioned Person.

8.2	The Company has in place adequate policies, systems, controls and procedures designed to ensure compliance by the Company and its Representatives with any applicable Anti-Corruption Law.

8.3	Compliance with law. In the five years before the date of this Agreement, the Company has not received written notice from any Government Entity that has jurisdiction over the Company asserting that the Company is:

(a)	in breach of any applicable law or regulation; or

(b)	in default under any order, decree or judgment of any Government Entity that has jurisdiction over the Company.

8.4	Licences. Excluding in all cases the Interest Documents, the Company has obtained all material licences, consents, permissions and authorisations required by applicable law to enable it to carry on the Business as it is carried on at the date of this Agreement; and such licences, consents, permissions and authorisations are in full force and effect in all material respects and, so far as the Seller is aware, the Company is not in default under and there are no grounds for any suspension, cancellation or revocation of any such licences, consents, permissions and authorisations.

9.	Properties

9.1	No Properties. Excluding in all cases under the Interest Documents, save as fairly disclosed in the Disclosure Letter, the Company has no Properties, and, in relation to such Properties, save as fairly disclosed in the Disclosure Letter:

(a)	there are no mortgages or charges (legal or equitable, fixed or floating) or agreements for sale, estate contracts, options or contractual rights of pre-emption or first refusal affecting any of the Properties;

(b)	there are no outstanding notices, disputes, claims or orders received in writing in respect of the Properties nor, so far as the Seller is aware, are there any circumstances rendering any of the foregoing reasonably likely; and

(c)	all rent and other outgoings have been paid up-to-date and there are no outstanding liabilities for any rent, rates, taxes, charges or other sums due in respect of the Properties.

9.2	No Property liabilities. The Company does not have any actual or contingent liability, whether as an original contracting party to, as guarantor of any party or otherwise in respect of any real property owned, leased or licenced by the Company either in relation to existing real property assets or previously owned, leased or licensed real property in the two years prior to the date of this Agreement, in each case other than (a) the Properties and (b) pursuant to the Interest Documents and/or the petroleum operations and activities carried out thereunder.

10.	Contractual Matters

10.1	Material contracts. Other than the Interest Documents, the Carve-out APA and all other agreements required to implement the Carve-out, and save as fairly disclosed in the Data Room, the Company is not a party to any agreement that:

(a)	requires the payment of any carry, promote, royalty or net profit interest agreement or similar arrangements under which costs, production, profits or revenue that are related to or generated in connection with the “Participating Interests” held by the Company in the DWT Petroleum Agreement and the WCTP Petroleum Agreement (each as defined therein) are to be borne or to be received other than in proportion to the Company’s “Participating Interests”;

(b)	(i) limits in any material respect either the type of business in which the Company (or in which any member of the Purchaser Group after Closing) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions); (ii) would require the disposition of any material assets or line of business of the Company; or (iii) grants “most favoured nation” status with respect to any material obligations that, after Closing, would apply to the Purchaser Group, including the Company;

(c)	grants (i) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (ii) puts, calls or similar rights, to any person (other than the Company) with respect to any asset that is material to the Business;

(d)	under which a change of control or assignment provision would provide a right for a third party to terminate (and such termination would have a material adverse effect on the Company) or require a payment in excess of US$1,000,000 to be made by the Company or any member of the Purchaser Group as a result of the entry into and performance of the Transaction Documents;

(e)	was entered into to settle any material litigation and that imposes material ongoing obligations on the Company or the Business;

(f)	is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest; or

(g)	relates to the acquisition or disposition of any business or assets (other than the purchase and sale of hydrocarbon products in the ordinary course of business consistent with past practice) pursuant to which the Company has any liability in excess of US$5,000,000 in any transaction or series of related transactions, each such contract being a Material Contract (provided always that the term Material Contract excludes in each case any contract whereby the Company and the other joint venture partners under the relevant Interest Documents are also a party).

10.2	Save as fairly disclosed in the Data Room, no member of the Seller Group is materially obligated (whether actually or potentially) under any Third Party Assurance which relates to the obligations of the Company and the Company is not materially obligated (whether actually or potentially) under any Third Party Assurance which relates to the obligations of any member of the Seller Group. For the purposes of this paragraph material refers to obligations which could have a cost of more than US$10,000,000.

10.3	Each Material Contract is a valid and legally binding obligation of the Company and, so far as the Seller is aware, each other party thereto, and is in full force and effect and enforceable by the Company in accordance with its terms.

10.4	The Company and, so far as the Seller is aware, each other party to a Material Contract, is not in breach or violation of any provision of, or in material default under, any Material Contract. In the two years prior to the date of this Agreement, the Company has not been notified in writing by, or given written notification to, any party with whom the Company has entered into a Material Contract asserting that the Company or such party thereto (as applicable) is in breach or violation of any provision of, or in material default under, any Material Contract.

11.	Litigation

The Company is not involved as a party in or subject to any current or pending material Proceedings (other than in circumstances where the Company and the other joint venture partners under the relevant Interest Documents are parties or subject to such Proceedings) and, so far as the Seller is aware, in the three years prior to the date of this Agreement, no such material Proceedings (other than in relation to the Interest Documents) have been threatened in writing against the Company. For this purpose: (i) material means Proceedings that (if successful) may result in a cost to the Company of US$5,000,000 or more; and (ii) any proceedings for collection by the Company of debts not exceeding US$5,000,000 in aggregate arising in the ordinary course of business and any proceedings in respect of claims identified and fairly disclosed in the Disclosure Letter and/or the Data Room are excluded.

12.	Solvency

12.1	Solvency. The Seller, the Seller’s Guarantor and the Company are solvent under the laws of their respective jurisdictions of incorporation and are able to pay their debts as they fall due.

12.2	Winding up. No order has been made, petition presented, meeting convened, decision making procedure commenced or creditor or shareholder resolution passed for the winding up of the Seller, the Seller’s Guarantor or the Company or for the appointment of a liquidator to the Seller, the Seller’s Guarantor or the Company.

12.3	Administration. No administrator has been appointed in relation to the Seller, the Seller’s Guarantor or the Company. No notice has been given to any person or filed with the court of an intention to appoint an administrator in relation to the Seller, the Seller’s Guarantor or the Company. No application has been presented or order made for the appointment of an administrator in relation to the Seller, the Seller’s Guarantor or the Company.

12.4	Receivership. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the Seller’s, the Seller’s Guarantor or the Company’ business or assets.

12.5	Dissolution. None of the Seller, the Seller’s Guarantor or the Company have commenced any proceedings, arrangements, procedures or steps with a view to dissolving the Seller, the Seller’s Guarantor or the Company.

12.6	No enforcement. No proceedings, arrangements, procedures or steps have commenced to enforce any security over any material assets of the Seller, the Seller’s Guarantor or the Company nor, so far as the Seller is aware, has any person given notice of an intention to commence any such proceedings, arrangements, procedures or steps.

12.7	Analogous proceedings. The Seller, the Seller’s Guarantor and the Company are not, in any jurisdiction, subject to or threatened by any other proceedings, arrangements, procedures or steps that are analogous to those set out in this paragraph 12 and, so far as the Seller is aware, no events have occurred or circumstances exist which may give rise to any such proceedings.

Part B: Employment

1.	No employees or workers. Save as fairly disclosed in the Disclosure Letter, the Company has no Employees and the Disclosure Letter contains full details of:

(a)	all Employees; and

(b)	all agency workers, consultants, contractors, workers and other personnel currently engaged by the Company who are not Employees,

including, in each case, their material terms and conditions (including notice provisions and all material benefits and incentives).

2.	No employee funding obligations. The Company is not liable to pay, to fund the provision of, or otherwise to contribute to, any salaries, pensions or benefits of any person formerly employed by the Company or the Seller Group.

3.	Unpaid salaries and gratuitous payments. So far as the Seller is aware: (i) there is no salary owing to any Employee, officer or director of the Company which is due for payment but which has not been paid; and (ii) during the three years prior to the date of this Agreement, no ex gratia payment or award has been made to any current or former Employee, officer or director of the Company.

4.	No pending or threatened disputes. So far as the Seller is aware, there are no pending or, in the three years prior to the date of this Agreement threatened in writing, material disputes or proceedings between the Company and its Employees.

Part C: Tax

1.1	Tax Returns. So far as the Seller is aware, all Tax Returns required to be filed by the Company in Ghana or the Cayman Islands in the last six years have been filed within the applicable timeframes required by law; and the Company has not received in the last four years any written notice from a Tax Authority in a jurisdiction in which the Company does not file Tax Returns asserting that the Company is or may be subject to Taxation on its net income, profits or gains in that jurisdiction.

1.2	Payment of Taxes. So far as the Seller is aware, all material Taxes shown as due on the Tax Returns of the Company (as filed since 1 January 2016) and which have fallen due for payment have been duly paid. Except as disclosed (including in relation to the Audit Assessments and in connection with proposals to sell the Company), the Company has not received written notice from a Tax Authority asserting that it has any material outstanding liability in respect of any interest, penalty or fine relating to Tax and, so far as the Seller is aware, the Company has no such outstanding liability.

1.3	No disputed Tax Returns. So far as the Seller is aware, except as disclosed (including in relation to the Audit Assessments and in connection with proposals to sell the Company), no Tax Return filed by the Company is currently the subject of a material dispute with any Tax Authority.

1.4	Tax residency of the Company. The Company is incorporated, and has its registered office, in the Cayman Islands. The Company has a branch in Ghana and, so far as the Seller is aware, no Tax Authority in any other jurisdiction considers that the Company is resident for Tax purposes or has a permanent establishment in its jurisdiction.

Schedule 3
Limitations on Liability

1.	Time Limits. The Seller shall not be liable for any Claim unless the Seller receives from the Purchaser written notice containing reasonable details of the Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Claim:

(a)	on or before 5:00 p.m. on the date falling three years after the Closing Date, in the case of a Claim for a breach of any of the Tax Warranties;

(b)	on or before 5:00 p.m. on the date falling two years after the Closing Date, in the case of a Claim for a breach of any of the Title and Capacity Warranties;

(c)	on or before 5:00 p.m. on the date falling 12 months after the date of this Agreement, in the case of a Claim for a breach of any of the Seller Warranties (excluding the Tax Warranties and the Title and Capacity Warranties); or

(d)	on or before 5:00 p.m. on the date falling 18 months after the date of this Agreement, in the case of a claim for any Leakage Amount.

2.	Thresholds for Claims. The Seller shall not be liable:

(a)	for any single Claim (and for these purposes, a number of Claims arising out of the same or similar subject matter, facts, events or circumstances may be aggregated to form a single Claim) unless the amount of its liability for that Claim would (without this sub-paragraph (a)) exceed US$1,000,000 (in which case the Purchaser shall be able to claim the whole amount of such Claim and not merely the excess); and

(b)	for any single Claim unless the aggregate amount of its liability for all Claims to the extent not excluded by sub-paragraph (a) would (without this sub-paragraph (b)) exceed US$7,323,105.04 (in which case its liability for all such Claims will be limited to: (x) the excess over such amount plus (y) US$1,817,011.02).

3.	Maximum limit for all Claims. The aggregate amount of the liability of the Seller for:

(a)	all Claims for a breach of any of the Seller Warranties (excluding Claims for a breach of any of the Title and Capacity Warranties) shall not exceed US$128,457,173.37; and

(b)	all Claims for a breach of the Title and Capacity Warranties and any other provision of this Agreement (including, for the avoidance of doubt, Claims contemplated by paragraph 3(a) of this Schedule 3 (Limitations on Liability)) shall not exceed an amount which is equal to the Purchase Price.

4.	Claim to be withdrawn unless arbitration commenced. Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six months after the notice of such Claim is given pursuant to paragraph 1 of this Schedule 3 (Limitations on Liability), unless arbitral proceedings in respect of it have been commenced by being both issued and served pursuant to Clause 36 (Jurisdiction) except:

(a)	where the Claim relates to a contingent liability or liability which is otherwise incapable of being quantified, in which case it shall be deemed to have been withdrawn unless arbitral proceedings in respect of it have been commenced within six months of it having become an actual liability or the liability having become capable of being quantified;

(b)	where the Claim relates to a Tax Matter, in which case it shall be deemed to have been withdrawn unless arbitral proceedings have been commenced in respect of it within six months of the matter giving rise to such Tax Claim having been Finally Determined; or

(c)	where notice of a Claim is given for the purpose of paragraph 1 of this Schedule 3 (Limitations on Liability) above at a time when the amount set out in paragraph 2(b) of this Schedule 3 (Limitations on Liability) has not been exceeded, in which case it shall be deemed to have been withdrawn unless arbitral proceedings in respect of it have been commenced within six months of the date of any subsequent notice of a Claim given to the Seller pursuant to paragraph 1 of this Schedule 3 (Limitations on Liability) above of one or more Claims which result(s) in the total amount claimed in respect of all Claims notified to the Seller pursuant to paragraph 1 of this Schedule 3 (Limitations on Liability) above exceeding the amount set out in paragraph 2(b) of this Schedule 3 (Limitations on Liability) for the first time.

5.	Tax Warranties. The Purchaser acknowledges and agrees that the only Seller Warranties given in relation to Taxation or any related claims, liabilities or other matters (Tax Matters) are the Tax Warranties and no other warranty is given in relation to Tax Matters.

6.	Matters disclosed. The Seller shall not be liable for any Claim for breach of the Seller Warranties if and to the extent that the fact, matter, event or circumstance giving rise to such Claim is fairly disclosed by this Agreement, the Disclosure Letter, any other Transaction Document or any document disclosed in the Data Room as at 17:00 Central Time on the Business Day before the date of this Agreement.

7.	Matters provided for or taken into account. The Seller shall not be liable for any Claim to the extent that the fact, matter, event or circumstance giving rise to the Claim is specifically allowed, provided for or reserved in the Locked Box Accounts or in the Final Closing Statement (as finally agreed and determined in accordance with this Agreement).

8.	Contingent liabilities. If any Claim is based upon a liability that is contingent only, the Seller shall not be liable unless and until such contingent liability gives rise to an obligation to make a payment. This is without prejudice to the right of Purchaser to give notice of the Claim in accordance with paragraph 1 of this Schedule 3 (Limitations on Liability) and to issue and serve proceedings in respect of it before such time.

9.	No liability for Claims arising from acts or omissions of Purchaser. The Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:

(a)	after Closing, by the Purchaser or any member of the Purchaser Group (or its or their respective directors, employees or agents or successors in title or any of its or their Affiliates) outside the ordinary and usual course of the Business (as such Business has been carried on in the 18 months preceding the date of this Agreement) and which the Purchaser or relevant member of the Purchaser Group (or its or their respective directors, employees or agents or successors in title or any of its or their Affiliates) knew or ought reasonably to have known would or would be reasonably likely to result in such Claim under this Agreement, except where such act, omission or transaction was undertaken in order to comply with applicable laws or regulations or pursuant to a legally binding commitment of the Company created on or before Closing; or

(b)	before Closing, by any member of the Seller Group or the Company or on the written direction or written request or with the written approval of the Purchaser or any member of the Purchaser Group.

10.	Purchaser’s duty to mitigate. The Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage that it may suffer in consequence of any breach by the Seller of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Claim.

11.	Insured Claims. The Seller shall not be liable in respect of any Claim to the extent that the amount of such Claim is recovered by the Company under a policy of insurance or would have been so covered if the policies of insurance effected by or for the benefit of the Company had been maintained after Closing on no less favourable terms (with respect to those terms which relate or are applicable to the Claim) than those existing at the date of this Agreement.

12.	Purchaser to recover benefits from third parties. Where the Purchaser or any member of the Purchaser Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum that indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or loss that is the subject of a Claim, the Purchaser or relevant member of the Purchaser Group shall, at the same time as steps are taken to enforce the Claim against the Seller following notification under paragraph 1 of this Schedule 3 (Limitations on Liability), take all reasonable steps to enforce such recovery and keep the Seller informed of the progress of any action taken. Any actual recovery (net of any Taxation and less any reasonable costs and expenses of recovery) shall reduce or satisfy (as the case may be) the Claim to the extent of that recovery.

The failure by the Purchaser to comply with its obligations in this paragraph 12 of this Schedule 3 (Limitations on Liability) shall not of itself prevent the Purchaser from bringing the relevant Claim against the Seller, but the Seller shall not be liable to the Purchaser to the extent that the amount of it is increased, or is not reduced, as a result of such failure.

13.	Recovery from third party after payment from Seller. Where the Seller has made a payment to the Purchaser in relation to any Claim and the Purchaser or any member of the Purchaser Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum that indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or loss that is the subject of a Claim, the Purchaser or relevant member of the Purchaser Group shall: (i) promptly notify the Seller of the fact and provide such information as the Seller may reasonably require; (ii) take all reasonable steps as the Seller may reasonably require to enforce such right; and (iii) pay to the Seller as soon as practicable after receipt an amount equal to the lower of (i) the amount paid by the Seller to the Purchaser, and (ii) the amount recovered from the third party (net of Taxation and less any reasonable costs of recovery).

14.	No liability for changes in legislation, Tax rules or Tax or accounting policy. The Seller shall not be liable for any Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any: (i) legislation not in force at the date of this Agreement; (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice after the date of this Agreement; (iii) change in the rates of Taxation in force at the date of this Agreement or any imposition of any Taxation or any withdrawal of relief not in effect at the date of this Agreement; or (iv) changes in accounting or Tax reporting policy, basis or practice of the Purchaser or any of the Company introduced or having effect after the date of this Agreement.

15.	No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances that gives rise to more than one Claim.

16.	Excluded Loss. Without prejudice to Clause 5.4(c), neither the Purchaser nor any member of the Purchaser Group shall be entitled to make any Claim in respect of any special loss, indirect loss, loss of profit or consequential loss, whether actual or prospective, or for any punitive loss, provided that the restriction in relation to loss of profits shall not operate so as to preclude the Purchaser from being entitled to make a Claim in relation to the Title and Capacity Warranties to the extent that valuation of the profits of the Business is necessary for calculating any Purchaser loss.

17.	Purchaser’s knowledge.

(a)	The Seller shall not be liable for any Claim for breach of the Seller Warranties to the extent that the Purchaser or Kosmos Energy Ghana HC is aware at the date of this Agreement of the fact, matter, event or circumstance that is the subject matter of the Claim.

(b)	The Purchaser acknowledges and affirms that, as Kosmos Energy Ghana HC is an existing party to each of the Interest Documents, the Purchaser and Kosmos Energy Ghana HC have knowledge of (i) the Interest Documents and the petroleum operations and activities carried out in relation thereto (including exploration and production activities and the sale and marketing of hydrocarbons) and (ii) the Carve-out and the GNPC Transaction and the Carve-out APA and the GNPC PSA.

(c)	The Purchaser acknowledges and agrees that, prior to entering into this Agreement:

(i)	it is not aware of any right to make a Claim;

(ii)	it and its advisers have carried out their due diligence investigations in connection with the Company and the Business;

(iii)	it and its advisers have been given adequate access to the information contained in the Data Room to review such information and complete its investigations; and

(iv)	it and its advisers have reviewed, considered and understood the responses provided by the Seller to questions raised by the Purchaser through the online Q&A facility in the Data Room and the responses provide via email to the Purchaser.

18.	Waiver of right of set-off. The Purchaser waives and relinquishes any right of set-off or counterclaim, deduction or retention that the Purchaser might otherwise have in respect of any Claim against or out of any payments that the Purchaser may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement or otherwise.

19.	Seller to have opportunity to remedy breaches. If a breach of the Seller Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Seller written notice of the breach and the breach is not remedied within 60 calendar days after the date on which such notice is served on the Seller. Without prejudice to its duty to mitigate any loss, the Purchaser shall (or shall procure that any relevant member of the Purchaser Group shall) provide all reasonable assistance to the Seller at the Seller’s cost to remedy any such breach.

20.	Matters excluded from Seller Warranties. The Seller shall have no liability under the Seller Warranties in respect of Branch Profits Tax or AOE or the matters covered by the Settlement Agreement (including Covered Taxes and the Disputes each as defined therein).

Schedule 4
Purchaser Warranties

1.	Authorisations, valid obligations, filings and consents.

(a)	Each of the Purchaser, the Purchaser’s Guarantor and each other relevant member of the Purchaser Group has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, and regulatory consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement, each Transaction Document and each Purchaser Financing Agreement, in each case to which it is a party.

(b)	Entry into and performance by each of the Purchaser, the Purchaser’s Guarantor and each other member of the Purchaser Group of this Agreement, each Transaction Document, each Purchaser Financing Agreement, in each case to which it is a party will not: (i) breach any provision of its Constitutional Documents or any provision (by any party thereto) of any Purchaser Financing Agreement; (ii) (subject to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any Government Entity or (iii) require the consent of the shareholders of the Purchaser or the Purchaser’s Guarantor (as applicable) or of any member of the Purchaser Group.

(c)	This Agreement, each of the other Transaction Documents, each Purchaser Financing Agreement to which the Purchaser, the Purchaser’s Guarantor and/or any other member of the Purchaser Group is a party does or will, when executed (as applicable), constitute valid and binding obligations of the Purchaser, the Purchaser’s Guarantor and/or such other member(s) of the Purchaser Group, in each case as a party thereto, in accordance with their respective terms. Neither the Purchaser nor any other member of the Purchaser Group nor, so far as the Purchaser is aware, any other party to the Purchaser Financing Agreements, is in material default or breach of any of its obligations under the Purchaser Financing Agreement.

2.	Due Incorporation. Each of the Purchaser and the Purchaser’s Guarantor is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

3.	Solvency

(a)	Solvency. The Purchaser is solvent under the laws of its jurisdiction of incorporation and is able to pay its debts as they fall due.

(b)	Winding up. No order has been made, petition presented, meeting convened, decision making procedure commenced or creditor or shareholder resolution passed for the winding up of the Purchaser or the Purchaser’s Guarantor or for the appointment of a liquidator to the Purchaser or the Purchaser’s Guarantor.

(c)	Administration. No administrator has been appointed in relation to the Purchaser or the Purchaser’s Guarantor. No notice has been given to any person or filed with the court of an intention to appoint an administrator in relation to the Purchaser or the Purchaser’s Guarantor. No application has been presented or order made for the appointment of an administrator in relation to the Purchaser or the Purchaser’s Guarantor.

(d)	Receivership. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the Purchaser’s or the Purchaser’s Guarantor’s business or assets.

(e)	Dissolution. Neither the Purchaser nor the Purchaser’s Guarantor has commenced any proceedings, arrangements, procedures or steps with a view to dissolving the Purchaser or the Purchaser’s Guarantor.

(f)	No enforcement. No proceedings, arrangements, procedures or steps have commenced to enforce any security over any material assets of the Purchaser or the Purchaser’s Guarantor nor, so far as the Purchaser is aware, has any person given notice of an intention to commence any such proceedings, arrangements, procedures or steps.

(g)	Analogous proceedings. The Purchaser and the Purchaser’s Guarantor are not, in any jurisdiction, subject to or threatened by any other proceedings, arrangements procedures or steps that are analogous to those set out in this paragraph 3 and, so far as the Purchaser is aware, no events have occurred or circumstances exist which may give rise to any such proceedings.

4.	Anti-Corruption and Sanctions. Neither the Purchaser nor the Purchaser’s Guarantor:

(a)	has, in the five years prior to the date of this Agreement, received written notice from any Government Entity that has jurisdiction over the Purchaser or the Purchaser’s Guarantor asserting that the Purchaser or the Purchaser’s Guarantor is in breach of any applicable Anti-Corruption Law and/or Sanctions Law; and

(b)	so far as the Purchaser or the Purchaser’s Guarantor is aware, has, in the five years prior to the date of this Agreement: (i) engaged in any activity in violation of applicable Anti-Corruption Law; or (ii) entered into any agreement, transaction, dealing or relationship in breach of any Sanctions Law; and

(c)	is a Sanctioned Person or is owned or controlled by a Sanctioned Person and, so far as the Purchaser or the Purchaser’s Guarantor is aware, has, in the five years prior to the date of this Agreement entered into any agreement, transaction, dealing or relationship with any Sanctioned Person.

5.	The Purchaser and the Purchaser’s Guarantor have in place adequate policies, systems, controls and procedures designed to ensure compliance by the Purchaser and its Representatives with any applicable Anti-Corruption Law.

6.	So far as the Purchaser is aware, neither the Purchaser nor any member of the Purchaser Group is subject to any order, judgment, direction, investigation or other proceedings by any Government Entity that will, or are likely to, prevent or delay the fulfilment of any of the Conditions.

7.	The Purchaser has available cash or available loan facilities under the Purchaser Financing Agreement or other sources of finance that will at Closing provide in immediately available funds the necessary cash resources to enable the Purchaser to satisfy the Purchaser Price Payment Obligations.

8.	The Purchaser has made available to the Seller accurate and complete copies of the Purchaser Financing Agreements.

9.	There are:

(a)	no contracts, agreements, arrangements or other understandings (whether reduced to writing or not) between the Purchaser or any of its Representatives on the one hand and providers of debt or equity finance (or any of their Representatives) on the other hand; and

(b)	so far as the Purchaser is aware, no other circumstances existing,

in each case which are likely to prevent, materially impact or restrict the Purchaser’s ability to satisfy the Purchaser Price Payment Obligations and which have not been disclosed in writing to the Seller.

10.	The Purchaser is acquiring the Shares for investment only, and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention to distribute or sell such Shares to any person.

11.	Entry into and performance by each of the Purchaser and the Purchaser’s Guarantor of this Agreement and each Transaction Document to which it is respectively a party will not result in a breach of any agreement to which the Purchaser is a party.

Schedule 5
Closing Arrangements

Part A: Seller Obligations

1.	At or before Closing, the Seller shall deliver or ensure that there is delivered to the Purchaser (or made available to the Purchaser’s satisfaction):

(a)	duly executed counterparts of the Transaction Documents to be executed by the Seller at Closing;

(b)	a duly executed share transfer form transferring into the name of the Purchaser all of the Shares held by the Seller;

(c)	a certified copy (certified by the registered office service provider of the Company) of the register of members of the Company maintained by (or on behalf of) the Company as updated to record the registration therein, as at Closing, of the transfer the Shares from the Seller to the Purchaser;

(d)	the resignation of each director, officer and auditor of the Company as may be requested in writing by the Purchaser to the Seller not later than 5 Business Days before the Closing Date, with effect from Closing;

(e)	a certified copy (certified by the registered office service provider of the Company) of the register of directors and officers of the Company maintained by (or on behalf of) the Company as updated to record the registration therein, as at Closing, of (x) the resignation of the individuals set out in paragraph (d) above and (y) the appointment of each director and each officer to the Company nominated by the Purchaser;

(f)	a copy (certified by a duly appointed officer as true and correct) of a resolution of the board of directors of the Seller (and, if required under applicable law or the Seller’s constitutional documents, of the member(s) of the Seller) authorising the execution of and the performance by the Seller of its obligations under and the matters contemplated by this Agreement and each of the Transaction Documents to be executed by it;

(g)	a certified copy of each power of attorney under which any document to be delivered to the Purchaser has been executed (if any);

(h)	a copy (certified by a duly appointed officer as true and correct) of a resolution of the board of directors of the Company approving (x) the transfer of the Shares and (y) the appointment of each director and officer to the Company nominated by the Purchaser; and

(i)	a certified copy (certified by the registered office service provider of the Company) of the register of mortgages and charges of the Company.

2.	At Closing, the Seller shall carry out (and shall procure that each other relevant member of the Seller Group carries out) all steps required to be implemented under any protocol agreed with any Government Entity in connection with the Proposed Transaction.

Part B: Purchaser Obligations

1.	At Closing, the Purchaser shall:

(a)	deliver or ensure that there is delivered to the Seller (or made available to the Seller’s satisfaction) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board and/or supervisory board (as necessary to provide valid authorisation) of directors of the Purchaser (or, if required by the law of its jurisdiction or its articles of association, by-laws or equivalent Constitutional Documents, of its shareholders) authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(b)	deliver a certified copy of each power of attorney under which any document to be delivered to the Seller has been executed (if any);

(c)	deliver duly executed counterparts of the Transaction Documents to be executed by the Purchaser at Completion;

(d)	appoint Jason Doughty, Neal Shah, and Andrew Johnson as directors of the Company; and

(e)	pay to the Seller an amount equal to the Estimated Price in accordance with Clause 2.1 (Price).

1.2	At Closing, the Purchaser shall carry out (and shall procure that each other relevant member of the Purchaser Group carries out) all steps required to be implemented under any protocol agreed with any Government Entity in connection with the Proposed Transaction.

Part C: Inter-Company Debt

At Closing the Seller and the Purchaser shall carry out those of their respective obligations under Schedule 9 (Inter-Company Debt) required to be performed at Closing.

Part D: General

1.	All documents and items delivered at Closing shall be held by the recipient to the order of the person delivering them until such time as Closing shall take place.

Schedule 6
The Company’s Interests

Contract/Commercial Discovery	Participating Interest	Exploration / Development	Development (Following GNPC’s Prior Election)	Production (Following GNPC’s Prior Election)
Anadarko WCTP Interest Prior to the Carve-out
DWT Petroleum Agreement	17.00000%
WCTP Petroleum Agreement	30.01736%
TEN fields		20.00000%	19.00000%	17.00000%
Jubilee field unit		27.77745%	26.85484%	24.07710%
Anadarko WCTP Interest After the Carve-out
DWT Petroleum Agreement	11.05000%
WCTP Petroleum Agreement	23.89236%
TEN fields		13.00000%	12.35000%	11.05000%
Jubilee field unit		20.77745%	20.10970%	18.03196%

Schedule 7
Information on the Company

Name:	Anadarko WCTP Company
Type of Company:	Exempted Company limited by shares incorporated in the Cayman Islands
Directors:	Vincent A. Alspach Gina Karathanos
Date of Incorporation:	26 January 2006
Registered Office:	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Issued Share Capital:	1,000 ordinary shares of US$1.00 each
Shareholder:	Anadarko Offshore Holding Company, LLC
Ghana Branch Registration Number:	ET000272019
Local Manager:	Justice Kusi-Minkah Premo of Minkah-Premo & Co

Schedule 8
Tax

1.	Settlement Agreement and payment of Settlement Sum

1.1	Without prejudice to paragraph (h) of the definition of Leakage, the Parties acknowledge that the Company and the Seller, and the Seller’s Guarantor have or intend to enter into the Settlement Agreement on or around the date of this Agreement. The Purchaser acknowledges and agrees that the Seller makes no representation or warranty as to whether the Settlement Agreement is binding upon or enforceable against the Republic of Ghana and the Ghanaian Tax Authority, whether under Ghana law or otherwise, and that neither the Company nor any member of the Purchaser Group shall have any recourse to the Seller or the Seller Group after Closing in the event that any provision of the Settlement Agreement is not adhered to by or enforceable against the Republic of Ghana and/or the Ghanaian Tax Authority (but without prejudice to the Purchaser’s rights in respect of a breach by the Seller of its obligations under paragraph 1.2 below).

1.2	On or around Closing, the Seller’s Guarantor shall pay and/or settle the Settlement Sum in accordance with the terms of the Settlement Agreement.

2.	Ghanaian Tax and Additional Oil Entitlement

2.1	Subject only to paragraph 1.2 above and paragraph 2.3 below, the Purchaser shall bear all risks, liabilities, claims and costs in respect of any Ghanaian Tax and AOE which arises or has arisen to or is or has been assessed upon or demanded from, whether before, on or after Closing, (i) the Company (including in connection with the Audit Assessments) and/or (ii) any other member of the Seller Group, provided that in relation to (ii), such Ghanaian Tax or AOE arises or is assessed in connection with the Seller Group’s investment in the Company, the Business and the Interest Documents or the activities of AESC in relation to the Jubilee COLA, the TEN COLA the PetroSA Marketing Agreements, and the Inter-Company Marketing Agreements and any income, profit or gain in connection therewith (including any Ghanaian Tax arising in connection with the disposal of the Shares and the other transactions contemplated by this Agreement and the Transaction Documents). For the purpose of this Schedule, any Tax or AOE within this paragraph 2.1 shall be a Purchaser Assumed Tax.

2.2	The Purchaser hereby undertakes that, subject to Closing:

(a)	it shall indemnify and hold harmless the Seller and each other member of the Seller Group against, and shall promptly pay to the Seller upon demand an amount equal on an after tax basis to, any Purchaser Assumed Tax suffered or incurred by the Seller or a member of the Seller Group and any other Costs suffered or incurred by the Seller or any other member of the Seller Group in connection with any Purchaser Assumed Tax (whether as a result of a failure by the Purchaser, the Company or any other member of the Purchaser Group to discharge such Purchaser Assumed Tax or otherwise); and

(b)	it irrevocably waives and relinquishes, and shall procure from Closing that the Company and each other member of the Purchaser Group irrevocably waives and relinquishes, any right under any warranty or representation, or of indemnity, restitution, reimbursement or contribution against the Seller or any other member of the Seller Group that it may have, whether under applicable laws, any Transaction Document or otherwise, in respect of any loss or liability arising to the Purchaser, the Company or any other member of the Purchaser Group in respect of, by reference to or in consequence of any Purchaser Assumed Tax (and the Purchaser shall promptly reimburse to the Seller on an after tax basis any amount that it, the Company or any other member of the Purchaser Group or any of their respective successors or assignees may receive from the Seller or a member of the Seller Group pursuant to any such right).

2.3	Nothing in this paragraph 2 shall limit the Seller’s liability to the Purchaser in respect of a breach of a Tax Warranty.

2.4	The provisions of Clause 10 (Conduct of Purchaser Claims) shall apply, mutatis mutandis, in relation to any claim or potential claim by a third party (including any enquiry, audit or assessment by a Tax Authority) against a member of the Seller Group that, in each case, might result in a claim being made by the Seller against the Purchaser under this paragraph 2, with references to the Seller and Seller Group replaced with Purchaser and Purchaser Group and vice versa.

3.	Withholding taxes

The Seller and Purchaser acknowledge their common view that no withholding or deduction on account of Tax arises or falls to be assessed in connection with the payment of the Purchase Price. If any such withholding or deduction is required by a relevant Government Entity, the Purchaser shall pay to the Seller such additional amount as will, after such deduction or withholding has been made, leave the Seller with the same amount as it would have been entitled to receive in the absence of such withholding or deduction. To the extent that any deduction or withholding in respect of which an additional amount has been paid under this paragraph 3 results in the Seller obtaining a refund of Tax or credit against Tax the Seller shall repay to the Purchaser within 20 Business Days of obtaining such refund or utilising such credit an amount equal to the lower of (i) the value of such refund or credit and (ii) the additional sum paid under this paragraph 3 (net of any Tax thereon).

4.	VAT

Any payment made (or procured) by the Purchaser to the Seller or a member of the Seller Group under or pursuant to this Agreement is exclusive of any applicable VAT. If any VAT is or becomes chargeable on any supply made by the Seller or any member of the Seller Group under or pursuant to this Agreement, the Purchaser shall, subject to the receipt of a valid VAT invoice, pay to the Seller or the relevant member of the Seller Group (in addition to, and at the same time as, any other consideration for that supply) an amount equal to such VAT.

Schedule 9
Inter-Company Debt

1.	On the Closing Date, the Seller shall (to the extent that it has not already done so prior to the Closing Date) notify the Purchaser of the Inter-Company Payables and the Inter-Company Receivables, as at the Closing Date, in each case specifying the relevant debtor, creditor and currency in respect of each Inter-Company Payable and Inter-Company Receivable.

2.	In relation to Inter-Company Debt:

(a)	the Purchaser shall procure that, at Closing, the Company repays to the relevant member of the Seller Group an amount in the applicable currency equal to each of the Inter-Company Payables (if any) of the Company and shall acknowledge on behalf of the Company the payment of the Inter-Company Receivables in accordance with paragraph 2(b) below of this Schedule 9; and

(b)	the Seller shall procure that, at Closing, each relevant member of the Seller Group repays to the Company the amount in the applicable currency equal to each of the Inter-Company Receivables (if any) and shall acknowledge on behalf of each relevant member of the Seller Group the payment of the Inter-Company Payables in accordance with paragraph 2(a) of this Schedule 9, in each case as notified in accordance with paragraph 1 of this Schedule 9 and the Inter-Company Debt shall be treated as discharged to the extent of that payment.

3.	Any payment of Inter-Company Debt pursuant to paragraph 2 of this Schedule 9 shall be deemed to be a payment first, to the extent possible, of all interest accrued on the relevant Inter-Company Debt and thereafter of the relevant principal amount.

Schedule 10
Closing Statement Process

Part A: Preliminary

1.	In preparing the Preliminary Closing Statement and the Final Closing Statement:

(a)	the items and amounts to be included in the calculation of the Contribution Amount and the Leakage Amount shall be identified by applying the relevant definition in Schedule 14 (Definitions) (subject, where applicable, to the provisions of Part A of this Schedule);

(b)	in applying each such definition and determining that items and amounts are to be included in the Preliminary Closing Statement and the Final Closing Statement, the Accounting Principles shall apply.

Part B: Final Closing Statement

1.	Within 60 calendar days after Closing, the Seller shall, or shall procure that the Seller’s accountants shall, prepare a draft final closing statement (the Final Closing Statement) showing the calculation of the Purchase Price including the amount of the Contribution Amount and the Leakage Amount. The draft Final Closing Statement shall be in the form set out in Part D of this Schedule 10 (Closing Statement Process) and shall be accompanied, where reasonably possible, by reasonable supporting evidence in respect of the Contribution Amount and the Leakage Amount.

2.	No adjustment shall be made to the draft Final Closing Statement as a result of the process described in this Part B unless the Parties agree otherwise if the aggregate amount of all such adjustments is less than US$1,000,000.

3.	The Purchaser shall notify the Seller in writing (an Objection Notice) within 30 calendar days after receipt of the draft Final Closing Statement whether or not it accepts the draft Final Closing Statement for the purposes of this Agreement. An Objection Notice shall set out in detail the Purchaser’s reasons for such non-acceptance and specify the adjustments which, in the Purchaser’s opinion, should be made to the draft Final Closing Statement in order for it to comply with the requirements of this Agreement. Except for the matters specifically set out in the Objection Notice, the Purchaser shall be deemed to have agreed the draft Final Closing Statement in full. The Seller shall, and shall procure that any relevant Affiliate shall, in each case, assist the Purchaser and its Representatives by providing the Purchaser with access to its books, records, employees and accountants (if reasonably required by the Purchaser) and responding to any reasonable information requests from the Purchaser in a timely manner so as to enable the Purchaser to prepare the Objection Notice.

4.	If the Purchaser serves an Objection Notice in accordance with paragraph 3 of Part B of this Schedule 10 (Closing Statement Process) the Purchaser and the Seller shall use all reasonable efforts to meet and discuss the objections of the Purchaser and to agree the adjustments (if any) required to be made to the draft Final Closing Statement, in each case within 15 calendar days after receipt by the Seller of the Objection Notice.

5.	If the Purchaser is satisfied with the draft Final Closing Statement (either as originally submitted or after adjustments agreed between the Seller and the Purchaser pursuant to paragraph 3 of Part B of this Schedule 10 (Closing Statement Process) or if the Purchaser fails to give a valid Objection Notice within the 30 day period referred to in paragraph 3 of Part B of this Schedule 10 (Closing Statement Process), then the draft Final Closing Statement (incorporating any agreed adjustments) shall constitute the Final Closing Statement for the purposes of this Agreement.

6.	If the Seller and the Purchaser do not reach agreement within 15 calendar days of receipt by the Seller of the Objection Notice, then the matters in dispute may be referred (on the application of either the Seller or the Purchaser) for determination by Ernst & Young LLP or, if that firm is unable or unwilling to act, by such other independent firm of chartered accountants of international standing as the Seller and the Purchaser shall agree or, failing agreement within five Business Days of the Seller and the Purchaser becoming aware of Ernst & Young LLP being unable or unwilling to act, as appointed by the ICC International Court of Expertise (the Firm). The Firm shall be requested to make its decision within 45 calendar days (or such later date as the Seller, the Purchaser and the Firm agree in writing) of confirmation and acknowledgement by the Firm of its appointment. The following provisions shall apply once the Firm has been appointed:

(a)	the Seller and Purchaser shall each prepare a written statement within 15 calendar days of the Firm’s appointment on the matters in dispute which (together with the relevant supporting documents) shall be submitted to the Firm for determination and copied at the same time to the other;

(b)	following delivery of their respective submissions, the Purchaser and the Seller shall each have the opportunity to comment once only on the other’s submission by written comment delivered to the Firm not later than 10 calendar days after receipt of the other’s submission and, thereafter, neither the Seller nor the Purchaser shall be entitled to make further statements or submissions except insofar as the Firm so requests (in which case it shall, on each occasion, give the Seller (in the case of the Purchaser’s submission) or the Purchaser (in the case of the Seller’s submission) (unless otherwise directed) 10 calendar days to respond to any statements or submission so made);

(c)	in giving its determination, the Firm shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Final Closing Statement in respect of the matters in dispute in order to comply with the requirements of this Agreement and to determine finally the Final Closing Statement; and

(d)	the Firm shall act as an expert (and not as an arbitrator) in making its determination that shall, in the absence of manifest error, be final and binding on the Parties and, without prejudice to any other rights that they may respectively have under this Agreement, the Parties expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.

7.	The Seller and the Purchaser shall each be responsible for their own Costs in connection with the preparation, review and agreement or determination of the Final Closing Statement. The fees and expenses of the Firm shall be borne equally between the Seller and the Purchaser or in such other proportions as the Firm shall determine.

8.	To enable the Seller to meet its obligations under this Schedule 10 (Closing Statement Process), where relevant, the Purchaser shall provide to the Seller and the Seller’s accountants full access to the books and records, employees and premises of the Company and, where relevant, of the Purchaser for the period from Closing to the date that the draft Final Closing Statement is agreed or determined. If the Purchaser serves an Objection Notice, it shall ensure that the Seller and the Seller’s accountants shall be given reasonable access to the Purchaser’s and the Purchaser’s accountants’ working papers relating to the adjustments proposed in the Objection Notice and any other submissions by or on behalf of the Purchaser in relation to the Final Closing Statement. The Purchaser shall co-operate fully with the Seller and shall permit the Seller and/or the Seller’s accountants to take copies (including electronic copies) of the relevant books and records and shall provide all assistance reasonably requested by the Seller to facilitate the preparation of the Final Closing Statement.

9.	When the Final Closing Statement has been agreed or determined in accordance with the preceding paragraphs, then the amounts shown in the Final Closing Statement as the Contribution Amount and the Leakage Amount shall be final and binding for the purposes of this Agreement.

Part C: Financial adjustments

1.	When the Final Closing Statement has been finally agreed or determined in accordance with this Schedule 10 (Closing Statement Process), the following payments shall be made.

Contributions

2.	In relation to Contributions:

(a)	if the Contribution Amount is greater than the Estimated Contribution Amount, then the Purchaser shall pay an amount equal to the difference to the Seller; or

(b)	if the Contribution Amount is less than the Estimated Contribution Amount if, then the Seller shall pay an amount equal to the difference to the Purchaser.

Leakage

3.	In relation to Leakage:

(a)	if the Leakage Amount is greater than the Estimated Leakage Amount, then the Seller shall pay an amount equal to the difference to the Purchaser; or

(b)	if the Leakage Amount is less than the Estimated Leakage Amount if, then the Purchaser shall pay an amount equal to the difference to the Seller.

4.	Any payment required to be made pursuant to this Part C of this Schedule 10 (Closing Statement Process) shall be paid by the Seller or the Purchaser (as the case may be) together with an amount equal to interest on such payment at the Daily Rate for the period from (but excluding) the Closing Date to (and including) the due date for payment pursuant to the relevant clause.

5.	The Seller and Purchaser agree that, once the Final Closing Statement has been agreed or determined in accordance with the provisions of Part C of this Schedule 10 (Closing Statement Process), the sums that each is respectively obliged to pay pursuant to this Part C of this Schedule 10 (Closing Statement Process) shall be aggregated and set off against each other. Whichever of the Seller or Purchaser is then left with any payment obligation under this Part C of this Schedule 10 (Closing Statement Process) shall make the applicable payment(s) within five Business Days of the date on which the Final Closing Statement is agreed or so determined. Any such payment shall be made in accordance with the provisions of Clause 20.1 or 20.2 (Payments) of this Agreement, as the case may be.

Part D: Form of Closing Statement

Amount (in US$)
Base Price
Additional Consideration Amount
Contribution Amount
Leakage Amount
Post-Effective Date Adjustment
Total Purchase Price

Schedule 11
Marketing Transition

1.	Within five (5) Business Days following Closing:

(a)	the Seller shall cause AESC to send PetroSA Ghana Limited (PetroSA) a notice of termination of:

(i)	the Crude Sales Agreement, dated 7 June 2016, between PetroSA and AESC for the purchase and sale of crude oil from the Jubilee Field Unit; and

(ii)	the Crude Sales Agreement, dated 7 June 2016, between PetroSA and AESC for the purchase and sale of crude oil from the TEN Field,

(collectively, the PetroSA Marketing Agreements), in the form set out in Schedule 12 (Form of notice of termination for PetroSA Marketing Agreements); and

(b)	the Seller shall cause AESC to send the Company a notice of termination of:

(i)	the Crude Oil Purchase and Sale Agreement, dated 1 January 2011, between the Company and AESC for the purchase and sale of crude oil from the Jubilee Field Unit, and

(ii)	the Crude Oil Purchase and Sale Agreement, dated 1 September 2016, between the Company and AESC for the purchase and sale of crude oil from the TEN Field,

(collectively, the Inter-Company Marketing Agreements), in the form set out in Schedule 13 (Form of notice of termination for Inter-Company Marketing Agreements).

2.	The effective date of the termination of the PetroSA Marketing Agreements and the Intercompany Marketing Agreements shall be 31 January 2022 (such date being the Marketing Transition Termination Date), unless AESC, the Company and PetroSA agree in writing to an earlier Marketing Transition Termination Date.

3.	Prior to the Marketing Transition Termination Date, the Seller shall cause AESC to purchase and lift all Jubilee and TEN crude oil from PetroSA and the Company under and in accordance with the Inter-Company Marketing Agreements and the PetroSA Marketing Agreements, as applicable. Following the Marketing Transition Termination Date, the Seller shall have no further obligation to cause AESC to purchase (and AESC shall have no such obligation to purchase) Jubilee or TEN hydrocarbons from, or market Jubilee or TEN hydrocarbons on behalf of, PetroSA, the Company or any of their respective Affiliates (the term “Affiliates” applying mutatis mutandis to PetroSA).

4.	Following Closing and for a period of twenty-four (24) months thereafter, the Purchaser shall cause the Company to use all reasonable efforts to recover from the relevant “Terminal Operator(s)” under the Jubilee Field Unit Second Crude Oil Lifting Agreement, dated 2 March 2013 (as amended, the Jubilee COLA) and/or the TEN Field Crude Oil Lifting Agreement dated 30 August 2016 (as amended, the TEN COLA) any costs incurred by AESC or a third party (including any vessel chartered by such third party) to whom AESC subsequently sells crude oil purchased under the Intercompany Marketing Agreements or the Petrosa Marketing Agreements in connection with loading crude oil at the terminal in respect of excess quantities of free water in cargos, costs related to the Terminal Operator’s advancement of cargos, demurrage or otherwise (the claims related to such costs, Terminal-Related Claims) that are (i) submitted by AESC in accordance with the Inter-Company Marketing Agreements and/or PetroSA Marketing Agreements in respect of Jubilee or TEN crude oil purchased under the Inter-Company Marketing Agreements and/or the PetroSA Marketing Agreements; and (ii) costs in respect of which AESC is entitled to recover under the Inter-Company Marketing Agreements and/or the PetroSA Marketing Agreements. The Purchaser shall cause any amounts received by the Company following Closing in respect of any Terminal-Related Claims to be paid to AESC within ten (10) Business Days of receipt thereof. In the event the Company receives or is credited additional volumes of crude oil in respect of any Terminal-Related Claims, the Purchaser shall cause the Company to financially settle and pay to AESC an amount equal to the economic value received by the Company within ten (10) Business Days of receipt or credit of such volumes of crude oil.

5.	Subject to paragraph 6 below, from Closing until the Marketing Transition Termination Date:

(a)	the Seller shall procure that AESC shall comply with its obligations under each of the PetroSA Marketing Agreements and the Inter-Company Marketing Agreements; and

(b)	the Purchaser shall procure that the Company shall comply with its obligations under the Jubilee COLA, the TEN Cola and the Inter-Company Marketing Agreements,

in each case in a commercially reasonable manner consistent with past practice.

6.	The Parties acknowledge and agree that the July Jubilee Lifting Receivable was distributed by the Company to the Seller prior to the date of this Agreement and, as such, AESC shall be obliged to pay the Seller (and not, for the avoidance of doubt, the Company) an amount equal to the value of the July Jubilee Lifting Receivable in accordance with the relevant Inter-Company Marketing Agreement.

Schedule 12
Forms of notice of termination of PetroSA Marketing Agreements

Anadarko Energy Services Company	5 Greenway Plaza, Suite 110, Houston, Texas 77046-0521
P. O. Box 27570, Houston, Texas 77227-7570
Phone 713.215.7000

____________, 2021

VIA COMMERCIAL COURIER AND FACSIMILE

PetroSA Ghana Limited

c/o PetroSA

151 Frans Conradie Drive

Parow

Cape Town

7500

Private Bag X5

Parow, Cape Town

7499

Attention:	Regional Manager: West Africa - New Ventures Upstream
Asset Manager: New Ventures Upstream
Trader: Trading, Supply and Logistics
Senior Management Accountant: Finance

Fax: +27 21 929 3574

Re:	Jubilee and TEN Crude Oil Purchase and Sale Agreements/Notice of Termination

To whom it may concern:

This notice of termination is provided in relation to (i) that certain Crude Oil Sales Agreement, dated effective June 7, 2016, between Anadarko Energy Services Company (“AESC”) and PetroSA Ghana Limited (“PetroSA”) for the purchase and sale of crude oil production from the Jubilee Field Unit, and (ii) that certain Crude Oil Sales Agreement, dated effective June 7, 2016, between AESC and PetroSA for the purchase and sale of crude oil production from the TEN Field (collectively, the “PetroSA Marketing Agreements”).

Pursuant to Section 8.3 of the each of the PetroSA Marketing Agreements, AESC hereby provides PetroSA notice that it has elected to terminate the PetroSA Marketing Agreements effective 31 January 2022 (the “Termination Effective Date”). As a result, AESC will not have any further obligations to PetroSA under the PetroSA Marketing Agreements on or after the Termination Effective Date, including but not limited to, any obligation related to any liftings of crude oil that may occur after the Termination Effective Date.

Anadarko Energy Services Company

By:
Name:
Title:

Schedule 13
Forms of notice of termination of Inter-Company Marketing Agreements

Anadarko Energy Services Company	5 Greenway Plaza, Suite 110, Houston, Texas 77046-0521
P. O. Box 27570, Houston, Texas 77227-7570
Phone 713.215.7000

_____________, 2021

VIA FACSIMILE

Anadarko WCTP Company

C/O KOSMOS ENERGY GHANA HOLDINGS LIMITED

C/O KOSMOS ENERGY, LLC

8176 Park Lane, Suite 500

Dallas, Texas 752331

Attn: General Counsel

Fax: +1 214 445 9705

Re:	Jubilee and TEN Crude Oil Purchase and Sale Agreements/Notice of Termination

To whom it may concern:

This notice of termination is provided in relation to (i) that certain Crude Oil Sales Agreement, dated effective January 1, 2011, between Anadarko Energy Services Company (“AESC”) and Anadarko WCTP Company (“AWCTP”) for the purchase and sale of crude oil production from the Jubilee Field Unit, and (ii) that certain Crude Oil Sales Agreement, dated effective September 1, 2016, between AESC and AWCTP for the purchase and sale of crude oil production from the TEN Field (collectively, the “AWCTP Marketing Agreements”).

AESC hereby provides AWCTP notice that it has elected to terminate the AWCTP Marketing Agreements effective 31 January 2022 (the “Termination Effective Date”). As a result, AESC will not have any further obligations to AWCTP under the AWCTP Marketing Agreements on or after the Termination Effective Date, including but not limited to, any obligation related to any liftings of crude oil that may occur after the Termination Effective Date.

Anadarko Energy Services Company

By:
Name:
Title:

Schedule 14
Definitions and Interpretation

1.	Definitions

In this Agreement, the following words and expressions shall have the following meanings:

Accounting Principles means IFRS, as applied in the Locked Box Accounts as set out therein;

Additional Consideration Amount has the meaning given in Clause 2.2;

Additional Consideration Amount Date has the meaning given in Clause 2.2;

Adjusted Base Price has the meaning given in Clause 2.2;

AESC means Anadarko Energy Services Company;

Affiliate means in relation to any Party, any subsidiary or parent company of that Party and any subsidiary of any such parent company, in each case from time to time;

after tax basis means a basis pursuant to which:

(a)	if any deduction or withholding of or on account of Tax is required by law from the payment in question, the person making the payment (the Payer) shall pay such additional amount as will, after such deduction or withholding has been made, leave the recipient (the Payee) with the full amount which would have been received by it had no such deduction or withholding been required to be made; and

(b)	if the payment in question (or any amount deducted or withheld as contemplated by limb (a)) is required by law to be brought into charge to Tax by the Payee (including in circumstances where any Relief is available in respect of such charge to Tax), then the Payer shall pay such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such amount (or that would be so chargeable but for such Relief), is equal to the amount that would otherwise be payable, provided that, in either case, to the extent that any deduction, withholding or Tax in respect of which an additional amount has been paid under limb (a) or limb (b) of this definition results in the Payee obtaining a Relief, the Payee shall pay to the Payer, within 10 Business Days of obtaining the benefit of the Relief, an amount equal to the lesser of the value of the Relief actually received and the additional sum paid under limb (a) or limb (b);

Agreed Form means, in relation to a document, the form of that document that has been (a) initialled for the purpose of identification or (b) confirmed to be in the agreed form via email, in each case by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed by them or on their behalf);

Allocated to the Carve-out Interests has the meaning given in Clause 3.7;

Anti-Corruption Law means any applicable law, rule or regulation that relates to the identification, prevention or punishment of corruption and bribery, including those that exist under Ghanaian Law, the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010;

AOE means (i) Additional Oil Entitlement as contemplated by Article 10 of each of the DWT Petroleum Agreement and WCTP Petroleum Agreement and (ii) all penalties, charges, deposits and interest relating to the foregoing or to any late or incorrect return in respect of any of them;

Audit Assessments means the assessments and demands against the Company in connection with the Ghanaian Tax Authority’s final audit report dated 7 May 2020 and revised tax audit report dated 20 September 2021, which have been disclosed in the Data Room;

Base Price has the meaning given in Clause 2.1;

Branch Profits Tax means (i) Ghanaian Tax pursuant to section 66 of the Internal Revenue Act, 2000 (Act 592) and/or section 60 of the Income Tax Act, 2015 (Act 896) (as they may be in force from time to time and including any related legislation, regulations, rules, directions and Tax Authority practice) and any other Ghanaian Tax of a similar nature and (ii) all penalties, charges, deposits and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them;

Business means the business and operations of the Company, comprising its ownership of the Interests (and, for the avoidance of doubt, excluding the Carve-out Interests) and matters ancillary thereto;

Business Day means a day other than a Saturday or Sunday or public holiday in Accra (Ghana), Houston (Texas), and George Town (Cayman Islands) on which banks are open in Accra (Ghana), Houston (Texas), and George Town (Cayman Islands) for general commercial business;

Carve-out has the meaning given to it in Recital (D);

Carve-out APA means the asset purchase agreement between the Company and NewCo dated on the date of this Agreement pursuant to which the Company has sold the Carve-out Interests to NewCo;

Carve-out Interests means:

(a)	an undivided 7% “Participating Interest” in the DWT JOA (as defined therein);

(b)	an undivided 5.95% Participating Interest in DWT Petroleum Agreement (as defined therein);

(c)	an undivided 7% “Participating Interest” in the WCTP JOA (as defined therein);

(d)	an undivided 6.125% “Participating Interest” in the WCTP Petroleum Agreement (as defined therein); and

(e)	a corresponding undivided interest in the UUOA;

Carve-out Receivable has the meaning given to it in Recital (D);

Claim means any claim for breach of Seller Warranty and any other claim under or for breach of this Agreement (excluding any claim made in connection with a breach of Clause 3 (Leakage and Contribution Amount) of this Agreement);

Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;

Closing Date has the meaning given in Clause 7.1;

Commitment has the meaning given in Clause 4.6;

Company means Anadarko WCTP Company, an exempted company incorporated under the laws of Cayman Islands, whose registered office is Maples Corporate Services Limited, Ugland House, P.O. Box 309 GT, George Town, Grand Cayman, Cayman Islands;

Conditions means the conditions to Closing set out in Clause 4.1 and Condition means any of them;

Confidential Information has the meaning given in Clause 22;

Connected Persons means, in relation to any person, such person’s officers, employees, agents and advisers;

Constitutional Documents means with respect to an entity its memorandum and articles of association, by laws or equivalent constitutional documents;

Contribution means, without any double counting, any of the following payments made to the Company or items of value received by the Company from (and including) the Locked Box Date up to Closing:

(a)	any investment, purchase of equity or other capital contribution (in each case, whether in cash or in kind or via netting of an inter-company payable) made by any member of the Seller Group in or to the Company;

(b)	any transfer or disposal to the Company by, or receipt by the Company from, any member of the Seller Group of any asset, right, service, benefit or payment for less than fair market value (but only to the extent fair market value exceeds the amount paid by the Company in respect thereof);

(c)	any acquisition from the Company by any member of the Seller Group of any asset for a consideration exceeding the fair market value of such asset (but only to the extent such consideration exceeds such fair market value);

(d)	any assumption or discharge of any liability owed by the Company (including in relation to any recharging of costs of any kind) by any member of the Seller Group; and

(e)	any waiver, deferral or release by any member of the Seller Group of any amount owed by the Company to any member of the Seller Group or any assumption or discharge of any liability owed by the Company to any member of the Seller Group (including in relation to any recharging of costs of any kind) by any member of the Seller Group, but excluding any payment made (or deemed to be made) to the Company in connection with (i) the payment and/or settlement of the Settlement Sum, (ii) the payment of Inter-Company Debt pursuant to paragraph 2 of Schedule 9 (Inter-Company Debt), and (iii) the Carve-out, the Carve-out Receivable and/or the GNPC Transaction;

Contribution Amount means the amount equal to (a) the aggregate amount of all Contributions from (and including) the Locked Box Date up to Closing, less (b) the aggregate amount of each Contribution from (and including) the Locked Box Date up to Closing to the extent Allocated to the Carve-out Interests;

Control means, in relation to a person, the ability of another person to ensure that the activities and business of that person are conducted in accordance with its wishes or the power to direct or cause the direction of the management or policies of such person (whether through ownership, contractual rights (including fund management arrangements) or otherwise), and a person shall be deemed to have Control of a body corporate if that person possesses or is entitled to acquire the majority of the issued share capital or the voting rights in that body corporate, the right to appoint a majority of the directors on the board of that body corporate or the right to receive the majority of the income of that body corporate on any distribution by it of all of its income or the majority of its assets on a winding up;

Costs means actual losses, damages, costs (including legal costs) and expenses (including Taxation) in each case of any nature;

Daily Rate means an amount calculated as though it were interest at a rate of 4% on an annualised basis, calculated as a daily rate assuming a 365-day year;

Data Room means the data room comprising the documents and other information relating to the Company made available by the Seller as listed on the data room index in the Agreed Form attached to the Disclosure Letter;

Decommissioning and Abandonment Liabilities means any Costs arising from or relating to any or all of: abandonment, decommissioning, site restoration, removal and making safe of any of the property relating to, associated with, employed, held or utilised in connection with the Business (including any pipelines, plant, machinery, wells, facilities and any other offshore and onshore installations and structures) including any Costs arising from or relating to any obligation (whether express or implied) under or pursuant to the Interest Documents or any other agreement (including any amendments, extensions, renewals or replacements thereof) or any Environmental Laws or other law, duty of care, contractual obligation, international law or convention or other obligation howsoever arising, including obligations under all applicable regulations and any commitments made under any abandonment and site restoration plans prepared in respect of all or any part of the Business, and including any residual liability for continuing insurance, maintenance and monitoring costs, irrespective of whether such Costs arise as a consequence of the negligence, fault or breach of duty or on account of strict liability on the part of the Company or any Seller Indemnified Person;

Default Interest means interest at a daily rate of 6% on an annualised basis, calculated as a daily rate assuming a 365-day year;

Disclosure Letter means the letter from the Seller to the Purchaser executed and delivered immediately before the signing of this Agreement;

Dispute means a dispute arising between the Parties out of or in connection with this Agreement including disputes arising out of or in connection with:

(a)	the creation, validity, effect, interpretation, performance or non-performance of, termination, or the legal relationships established by, this Agreement;

(b)	claims for set-off and counterclaims; and

(c)	any non-contractual obligations arising out of or in connection with this Agreement;

DWT JOA means the Joint Operating Agreement entered into between Tullow Ghana Limited, Sabre Oil and Gas Limited and Kosmos Energy Ghana HC in respect of the Deep Water Tano Contract Area on 15 August 2006, as amended, modified, supplemented, assigned and novated from time to time;

DWT JOA Partners means the parties to the DWT JOA as at the date of this Agreement;

DWT JOA Pre-emption Process means the process for giving effect to the DWT JOA Pre-emption Right, as set out in Article 12.1(G) of the DWT JOA;

DWT JOA Pre-emption Right means the pre-emption right afforded to the DWT JOA Partners pursuant to Article 12.1(G) of the DWT JOA in connection with the Proposed Transaction;

DWT Petroleum Agreement means the Petroleum Agreement entered into between the Government of the Republic of Ghana, Tullow Ghana Limited, Sabre Oil and Gas Limited and Kosmos Energy Ghana HC in respect of the Deep Water Tano Contract Area on 10 March 2006, as amended, modified, supplemented, assigned and novated from time to time;

Employees means the employees of the Company from time to time;

Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water (including surface or ground water) or land;

Environmental Laws means all international, national, state, federal, regional or local laws (including common law, statute law, civil, criminal and administrative law), together with all subordinate legislation relating to Environmental Matters, together with any judicial or administrative interpretation of each of the foregoing;

Environmental Liabilities means any Costs whatsoever (other than Decommissioning and Abandonment Liabilities) that relate to Environmental Matters arising under any Environmental Law or otherwise in connection with the Business or the Interests or the Company, irrespective of whether such Costs arise as a consequence of the negligence, fault or breach of duty or on account of strict liability on the part of the Company or any Seller Indemnified Person;

Environmental Matters means all matters relating to the pollution or protection of the Environment;

Estimated Additional Consideration Amount means the Seller’s good faith estimate of the Additional Consideration Amount, as set out in the Preliminary Closing Statement;

Estimated Contribution Amount means the Seller’s good faith estimate of the Contribution Amount, as set out in the Preliminary Closing Statement;

Estimated Leakage Amount means the Seller’s good faith estimate of the Leakage Amount, as set out in the Preliminary Closing Statement;

Estimated Price has the meaning given in Clause 2.3;

Exchange Rate means with respect to a particular currency for a particular day the spot rate of exchange (the closing mid-point) for that currency into US dollars on such date as published in www.oanda.com as at the close of business in New York as at such date;

Existing Anadarko PCG means the guarantee dated July 8, 2009 by Anadarko Petroleum Corporation in favour of the Government of the Republic of Ghana and the GNPC in respect of the performance by the Company of its obligations under the WCTP Petroleum Agreement, the DWT Petroleum Agreement and in connection with the unitization of the Jubilee Field (including pursuant to the UUOA);

Existing Kosmos PCGs means:

(a)	the guaranty and support agreement dated 22 May 2006 by Kosmos Energy Holdings in favour of the Government of the Republic of Ghana and the GNPC in respect of Kosmos Energy Ghana HC’s obligations under the DWT Petroleum Agreement; and

(b)	the guaranty and support agreement dated 22 July 2004 by Kosmos Energy Holdings in favour of the Government of the Republic of Ghana and the GNPC in respect of Kosmos Energy Ghana HC’s obligations under the WCTP Petroleum Agreement;

Final Closing Statement has the meaning given in Schedule 10 (Closing statement Process);

Finally Determined means, in relation to an amount of or in respect of Tax, a decision of a court or tribunal is given or any binding agreement or determination is made from which no appeal lies or in respect of which no appeal is made within the prescribed time limit;

Financial Debt means borrowings and indebtedness in the nature of borrowing (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts, finance leases or any other similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;

Firm has the meaning given in Schedule 10 (Closing statement Process);

Ghanaian Tax means any Tax imposed, levied, charged or otherwise assessed or collected by any Government Entity in Ghana;

GNPC means the Ghana National Petroleum Corporation;

GNPC PSA means the sale and purchase agreement between (among others) the Seller and the GNPC entered into on or around the date of this Agreement;

GNPC Transaction means the proposed sale by the Seller to the GNPC of the entire issued share capital of NewCo pursuant to the GNPC PSA;

Government Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority, including the Minister of Energy, the GNPC and any Tax Authority;

IFRS means the International Financial Reporting Standards, International Accounting Standards, and interpretations of those standards, issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee and their predecessor bodies;

Indemnified Liabilities has the meaning given in Clause 18.1;

Indemnified Officer has the meaning given in Clause 18.1;

Inter-Company Debt means Inter-Company Payables and Inter-Company Receivables;

Inter-Company Marketing Agreements has the meaning given in Schedule 11 (Marketing Transition);

Inter-Company Payables means, in relation to the Company, any amounts owed as at Closing by the Company to any member of the Seller Group together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt but excluding any amounts owed under the Inter-Company Marketing Agreements in respect of liftings made on or after 1 July 2021;

Inter-Company Receivables means, in relation to the Company, any amounts owed as at Closing to the Company by any member of the Seller Group together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt but excluding any amounts owed in respect of the Carve-out Receivable and the Inter-Company Marketing Agreements in respect of liftings made on or after 1 July 2021;

Interest Documents means:

(a)	the DWT Petroleum Agreement;

(b)	the DWT JOA;

(c)	the WCTP Petroleum Agreement;

(d)	the WCTP JOA; and

(e)	the UUOA;

Interests means the Company’s interests in (a) each of the DWT Petroleum Agreement and WCTP Petroleum Agreement as set out in Schedule 6 (The Company’s Interests), and (b) each of the other Interest Documents, in each case following completion of the Carve-out;

Jubilee COLA has the meaning given in Schedule 11 (Marketing Transition);

July Jubilee Lifting Receivable means an inter-company receivable in an amount of US$62,614,070.33 owed by AESC to the Company in relation to hydrocarbons lifted from the Jubilee field in July 2021 pursuant to the relevant Inter-Company Marketing Agreement;

Last Audited Accounts means the audited financial statements of the Company for the financial year ended on 31 December 2020;

Leakage means:

(a)	any dividend or distribution (whether in cash or in kind) declared, paid or made by the Company, including a distribution of the July Jubilee Lifting Receivable by the Company by way of a dividend in specie;

(b)	any payments made or agreed to be made (whether in cash or in kind) by the Company in respect of any share capital or loan capital of the Company being redeemed, purchased or repaid, or any other return of capital (whether by reduction of capital or redemption or purchase of shares) by the Company;

(c)	any payment (whether in cash or in kind) of directors’ fees or charges, management fees or charges, shareholder fees or charges, termination fees or charges, or similar fees or charges by the Company;

(d)	any waiver, discount, deferral or release by the Company of any amount owed to the Company by a member of the Seller Group (or any failure by any member of the Seller Group to pay the same when due), any assumption or discharge of any liability owed by a member of the Seller Group (including in relation to any recharging of costs of any kind) by the Company or any guarantee or indemnification by the Company of any liability for the benefit of any member of the Seller Group;

(e)	any payment (whether in cash or kind) of transaction or retention bonuses or other emoluments to directors, management or employees, in each case, by the Company in connection with the implementation of the Proposed Transaction, the Carve-out and/or the GNPC Transaction;

(f)	any payment (whether in cash or kind) in respect of the fees, costs and expenses and/or the assumption or indemnification of liabilities of the professional advisers and consultants engaged in connection with the implementation of the Proposed Transaction;

(g)	the transfer, sale, surrender or disposal of any asset, right or benefit by the Company, other than on arm’s length terms and for fair value (provided that any cash consideration and/or non-cash consideration representing the fair value amount is in fact received by the Company);

(h)	any payment and/or settlement of the Settlement Sum by the Company (it being acknowledged, for the avoidance of any doubt, that payment of the Settlement Sum by the Seller’s Guarantor on behalf of the Company, the Seller and NewCo in accordance with the Settlement Agreement does not constitute Leakage); and

(i)	any agreement or arrangement made or entered into by the Company to do or give effect to any matter referred to in paragraph (a) to (g) (inclusive) above,

in each case (except for paragraph (e) and (h)) to, or on behalf of, or for the benefit of the Seller or any member of the Seller Group (but in each case does not include Permitted Leakage);

Leakage Amount means an amount equal to (i) the aggregate amount of all Leakage from and including the Locked Box Date up to the Closing Date less (ii) the aggregate amount of all such Leakage to the extent Allocated to the Carve-out Interests, being in each case, in relation to those types of Leakage set out in:

(a)	paragraph (a), the amount of the relevant dividend or distribution;

(b)	paragraphs (b), (c), (e), (f) and (h) the amount of the relevant payment;

(c)	paragraph (d), the amount of the debt waived, discounted, deferred or released or the amount of the liabilities assumed, discharged, guaranteed or indemnified (as applicable); and

(d)	paragraph (g), the fair value of the asset, right or benefit transferred, sold, surrendered or disposed less an amount equal to any cash consideration and/or non-cash consideration representing the fair value amount received by the Company, provided that the Leakage Amount shall:

(i)	not include any amount in respect of VAT that is recoverable by repayment or credit by the Company (whether directly or through a representative member of any group for VAT purposes);

(ii)	be increased by any other Tax payable by the Company directly in consequence of the Leakage; and

(iii)	be calculated net of any Tax deduction, credit or other Relief available to the Company or the Purchaser as a result of the Leakage or the matter giving rise to it, including in respect of any Tax arising as referred to in paragraph (ii) above;

Locked Box Accounts means the management accounts of the Company in respect of the three month period ending on the Locked Box Date in the Agreed Form;

Locked Box Date means 1 April 2021;

Longstop Date means the date which is 30 Business Days from the date of this Agreement;

Marketing Transition Termination Date has the meaning given in Schedule 11 (Marketing Transition);

Material Contract has the meaning given in paragraph 10.1 of Schedule 2 (Seller Warranties);

Material Obligation has the meaning given in Clause 7.3;

Minister of Energy means the Ghanaian Minister of Energy;

NewCo has the meaning given to in Recital (D);

Objection Notice has the meaning given in Schedule 10 (Closing statement Process);

parent company means any company that in relation to another company (its ‘subsidiary’):

(a)	holds a majority of the voting rights in the subsidiary;

(b)	is a member of the subsidiary and has the right to appoint or remove a majority of its board of directors; or

(c)	is a member of the subsidiary and controls a majority of the voting rights in it under an agreement with the other members,

in each case whether directly or indirectly through one or more companies or other entities;

Permitted Leakage means:

(a)	the payment of any amounts in relation to the Interests and/or the Carve-out Interests which are specifically set out in the Work Programs and Budgets;

(b)	in addition to the payment of any amounts contemplated by paragraph (a) above, the payment of any amounts due and payable by the Company, or liabilities to pay amounts assumed by the Company, in each case, pursuant to the Interest Documents in connection with the Interests and/or the Carve-out Interests and in the ordinary and usual course of the Business (and/or the business relating to the Carve-out Interests) and consistent with how the Business (and/or the business relating to the Carve-out Interests) has been carried on in the 18 months prior to the date of this Agreement and/or pursuant to any cash calls issued by the Operator (as defined therein) under the Interest Documents in connection with the Interests and/or the Carve-out Interests;

(c)	the payment of any amounts that have been provided for or accrued in the Locked Box Accounts, but at the Locked Box Date had not yet been paid;

(d)	any amount paid by the Company to reimburse or pay the reasonable and properly incurred costs and expenses of any member of the Seller Group (including reasonable internal costs) suffered or incurred by any member of Seller Group in relation to any emergency in relation to any assets, interests, operations or business of the Company, or to seek to safeguard any assets, interest, operations, or business of the Company, or to seek to protect life or property of any person at risk or potentially at risk from the assets, interests, operations, or business of the Company, or from any acts or omissions of any employee, agent, or contractor of or secondee to the Company;

(e)	any payment made in connection with, or pursuant to, a written request of the Purchaser or with the written consent of the Purchaser (in each case, which the Seller and the Purchaser have agreed shall constitute Permitted Leakage for the purposes of this Agreement);

(f)	the dividend in specie in an amount of US$110,445,150 paid by the Company on 23 June 2021 (as described in Clause 15.3), a further special dividend or other distribution with an aggregate value of up to the value of the Tullow Receivable and the distribution of the Carve-out Receivable;

(g)	the amount of any payment made or cost incurred by the Company in connection with the settlement of any Inter-Company Debt arising after the Locked Box Date;

(h)	any other payments of amounts due and payable by the Company, or liabilities to pay amounts assumed by the Company, in respect of:

(i)	goods and/or services provided to the Company on or after the Locked Box Date, including any payments in relation to the insurance policies covering the Company; and

(ii)	time costs of employees and other personnel of the Seller Group that are allocated to the Company,

in each case, which shall be no more than US$250,000 (in aggregate) per calendar month when calculated as an average for each calendar month between the Locked Box Date and Closing and which, for the avoidance of doubt, shall exclude any and all amounts and/or liabilities covered by paragraphs (a) to (g) above, the Post-Effective Date Adjustment, and/or any amounts or liabilities due and payable under the Inter-Company Marketing Agreements; and

(i)	any agreement by the Company to do any of the matters set out in paragraphs (a) to (h) (inclusive) above (including, for the avoidance of doubt, entering into the Settlement Agreement);

PetroSA has the meaning given in Schedule 11 (Marketing Transition);

PetroSA Marketing Agreements has the meaning given in Schedule 11 (Marketing Transition);

Post-Effective Date Adjustment means the amount equal to:

(a)	73.41459% of the Q1 Tax Payment;

(b)	plus US$3,487,420.14 in relation to the net overlift position as at the Locked Box Date;

(c)	plus 74.89256% of US$374,217.67 for historic demurrage fees in relation to the Jubilee field;

(d)	plus US$3,110,166.93 relating to partial payments by the GNPC in April and September 2021 of an outstanding receivable relating to TEN;

(e)	plus US$1,479,320.53 relating to the allocation of a portion of the Tullow July 2021 DWT and WCTP cash calls to the pre-Locked Box Date period;

(f)	plus US$190,532.11 relating to the allocation of a portion of Petroleum Commission fees paid in July 2021 for TEN and Jubilee to the pre-Locked Box Date period;

(g)	plus US$299,751.36 relating to the Tullow Cash Call - TRP VBN;

(h)	plus US$183,536.47 relating to deal transaction costs; and

(i)	minus US$280,000 in relation to certain fees payable to KPMG Houston for the preparation of financial statements for the Purchaser Guarantor’s form 8-K filing;

Pre-emption Notice has the meaning given in Clause 5.1;

Preliminary Closing Statement has the meaning given in Clause 2.4;

Proceeding means any claim (including a claim of a violation of applicable law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, regulatory, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action;

Properties all of the land and premises owned or leased by the Company or in which the Company has an interest, but excluding any joint property or other property that is also owned, leased or used by any of the other joint venture partners under any of the Interest Documents or in which any such joint venture partners also have an interest;

Proposed Transaction means the transaction for the sale and purchase of Shares as contemplated by the Transaction Documents and, for the avoidance of doubt, excludes the Carve-out and the GNPC Transaction;

Purchase Price has the meaning given in Clause 2.1;

Purchaser Financing Agreements means:

(a)	the senior notes indenture dated on or around the date of this Agreement between (among others) Kosmos Energy Limited (as the Company) and Wilmington Trust, National Association (as Trustee. Paying Agent, Registrar and Transfer Agent);

(b)	the note purchase agreement dated on or around the date of this Agreement between (among others) Kosmos Energy Limited (as the Company), Barclays Bank PLC and Standard Chartered Bank (as Purchasers); and

(c)	a reserves-based facility agreement dated 28 March 2011, as amended on 14 February 2012, 27 April 2012, 25 June 2012 and 3 April 2013, as further amended and restated on 23 November 2012, 14 January 2014 and 14 March 2014, as further amended on 30 September 2014 and 1 October 2015, as further amended and restated on 22 February 2018, as further amended on 19 October 2018, 30 November 2018, 20 December 2018, 31 January 2019, 7 April 2020 and 31 July 2020 and 12 August 2020, and as further amended and restated on 12 May 2021 between (among others) Kosmos Energy Finance International (as Original Borrower), Standard Chartered Bank (as Facility Agent) and Crédit Agricole Corporate and Investment Bank (as Security Agent);

Purchaser Fundamental Warranties means the Purchaser Warranties set out in paragraphs 1, 2, 3, 7, 8, and 9 of Schedule 4 (Purchaser Warranties);

Purchaser Group means the Purchaser and its Affiliates from time to time, which from Closing shall include the Company;

Purchaser Obligation means any representation, covenant, warranty or undertaking to indemnify given by the Purchaser to the Seller under this Agreement;

Purchaser Price Payment Obligations means the Purchaser’s obligations under Clause 2.3 and, if applicable, Part C of Schedule 11 (Closing Statement Process).

Purchaser Records has the meaning given in Clause 17.1(a) (Information, Records and Assistance Post-Closing);

Purchaser Warranties means the warranties given pursuant to Clause 9 (Purchaser Warranties and Undertakings) and set out in Schedule 4 (Purchaser Warranties);

Purchaser’s Attorneys means Slaughter and May;

Purchaser’s Bank Account means the Purchaser’s bank account as notified in writing by the Purchaser to the Seller;

Purchaser’s Guaranteed Obligations has the meaning given in Clause 19.2(a);

Q1 Tax Payment means US$39,205,059 being an amount equal to the payment of Tax made by the Company to the Ghanaian Tax Authority in April 2021 in respect of the period from 1 January 2021 to 31 March 2021;

Relief includes any allowance, credit, deduction, exemption or set off in respect of any Tax, or any saving or repayment of Tax;

Representatives means, in relation to a Party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants, auditors and consultants of that Party and/or of its respective Affiliates;

Sanctioned Person means any person, organisation or vessel:

(a)	designated on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, the Consolidated List of Financial Sanctions Targets or list of Investment Ban Targets, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission, or any other list of targeted persons, entities, groups or bodies issued by the UN, US, EU, UK (or any other member state of the EU);

(b)	that is, or is part of, a government of a Sanctioned Territory;

(c)	owned or controlled by, or acting on behalf of, any of the foregoing;

(d)	incorporated or located within or operating from a Sanctioned Territory; or

(e)	otherwise targeted under any Sanctions Law;

Sanctioned Territory means any country or other territory subject to a general export, import, financial or investment embargo under any Sanctions Law;

Sanctions Law means any economic or financial sanctions administered by the OFAC, the US State Department, the United Nations, the United Kingdom, the European Union or any member state thereof, or any other national economic sanctions authority with jurisdiction over any Party;

Seller Group means the Seller and its Affiliates from time to time but excluding the Company;

Seller Indemnified Persons has the meaning given in Clause 9.2;

Seller Obligation means any representation, covenant, warranty or undertaking to indemnify given by the Seller to the Purchaser under this Agreement;

Seller Records has the meaning given in Clause 17.1(b) (Information, Records and Assistance Post-Closing);

Seller Representation has the meaning given in Clause 8.5;

Seller Fundamental Warranties means the Seller Warranties set out in paragraphs 1.1 and 1.2 (The Seller Group and the Shares), 2.1 (The Company), 3.1 and 3.3 (The Assets) and 12 (Solvency) of Part A of Schedule 2;

Seller Warranties means the warranties given pursuant to Clause 8 (Seller Warranties and Undertakings) and set out in Schedule 2 (Seller Warranties);

Seller’s Attorneys means Freshfields Bruckhaus Deringer LLP;

Seller’s Bank Account means the Seller’s bank account at Bank of America, N.A.; account name: Anadarko Offshore Holding Co LLC; account number: 1257727887; account address: 1201 Lake Robbins Dr The Woodlands TX 77380-1124; Routing number ACH/EFT: 122000661; Routing number DOM. WIRES: 026009593; SWIFT Code INTL WIRES: BOFAUS3N (or such other account(s) as the Seller and Purchaser may agree in writing);

Seller’s Guaranteed Obligations has the meaning given in Clause 19.1(a);

Settlement Agreement means an agreement between the Seller, the Company, the Seller’s Guarantor, NewCo and the Ghanaian Tax Authority (and such other persons as may be appropriate) dated on or around the date of this Agreement;

Settlement Sum means the amount to be paid and/or settled with the Ghanaian Tax Authority at or around Closing pursuant to the Settlement Agreement;

Shares means the shares comprising the entire issued share capital of the Company;

Surviving Provisions means Clauses 21 (Announcements), 22 (Confidentiality), 23 (Assignment), 25 (Costs), 26 (Notices), 27 (Conflict with other Agreements), 28 (Whole Agreement), 29 (Waivers, Rights and Remedies), 31 (Counterparts), 32 (Variations), 33 (Invalidity), 34 (Third Party Enforcement Rights), 35 (Governing Law), 36 (Jurisdiction), 37 (Agent for Service of Process), Schedule 3 (Limitations on Liability), Schedule 8 (Tax) and Schedule 14 (Definitions and Interpretation);

Tax and Taxation means: (i) taxes on any or all of income, profits and gains; and (ii) all other taxes, levies, duties, imposts, charges, deductions and withholdings of any fiscal nature, including any excise, property, value added, sales, use, occupation, transfer, franchise and payroll taxes, any income tax, withholding tax and branch profits tax and any other tax charged under the Petroleum Income Tax Act 1987, the Internal Revenue Act, 2000 (Act 592) and/or the Income Tax Act 2015 (Act 896), together with all penalties, charges, deposits and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them (and, for the avoidance of doubt, “Tax” and “Taxation” does not include AOE);

Tax Authority means any statutory, governmental, state, federal, provincial, municipal, local or other fiscal, revenue, customs or excise authority, body or official, in any jurisdiction, with responsibility for, and competent to impose, levy, assess, collect or administer any form of Tax (including the Ghana Revenue Authority);

Tax Matters has the meaning given in paragraph (a) of Schedule 3 (Limitations on Liability);

Tax Return means any return to be made or submitted to any Tax Authority of income, profits or gains or of any other amounts relevant for the purposes of Tax, including any related attachments;

Tax Warranties means the warranties set out in Part C of Schedule 2 (Seller Warranties);

TEN COLA has the meaning given in Schedule 11 (Marketing Transition);

Terminal-Related Claims has the meaning given in Schedule 11 (Marketing Transition);

Third Party Assurances means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature given (i) to a third party by the Company in respect of any obligation of a member of the Seller Group; and/or (as the context may require) (ii) to a third party by a member of the Seller Group in respect of any obligation of the Company;

Third Party Claim has the meaning given in Clause 10.1;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Title and Capacity Warranties means the warranties set out in paragraphs 1.1 and 1.2 (The Seller Group and the Shares), 2.1 (The Company) and 3.1 (The Assets) of Part A of Schedule 2 (Seller Warranties);

Transaction Documents means this Agreement and the Disclosure Letter and any other document that may be designated by the Seller and Purchaser in writing as a Transaction Document;

Tullow Receivable means a receivable owed by Tullow Ghana Limited of an amount equal to US$6,854,888.22 as at 31 March 2021 plus any additional amounts accruing in respect of such amount from 31 March 2021 for which a payment has been received by the Company prior to the date of this Agreement;

Unconditional Date has the meaning given in Clause 4.3;

UUOA means the Unitization and Unit Operating Agreement entered into between the GNPC, Tullow Ghana Limited, Kosmos Energy Ghana HC, the Company, Sabre Oil & Gas Holdings Limited and EO Group Limited in relation to the Jubilee Field Unit on 13 July 2009, as amended, modified, supplemented, assigned and novated from time to time;

VAT means value added tax and any similar sales or turnover tax;

WCTP JOA means the Joint Operating Agreement entered into between Kosmos Energy Ghana HC and The E.O. Group in respect of the West Cape Three Points Contract Area on 22 July 2004, as amended, modified, supplemented, assigned and novated from time to time;

WCTP Petroleum Agreement means the Petroleum Agreement entered into between the Government of the Republic of Ghana, the GNPC, Kosmos Energy Ghana HC and The E.O. Group in respect of the West Cape Three Points Contract Area on 22 July 2004, as amended, modified, supplemented, assigned and novated from time to time;

Work Programs and Budgets means:

(a)	the Work Program and Budget as defined in the DWT JOA and: (i) contained in folder 7.1 of the Data Room; and/or (ii) entered into or amended between the date of this Agreement and Closing; and

(b)	the Work Program and Budget as defined in the WCTP JOA and: (i) contained in folder 7.1 of the Data Room; and/or (ii) entered into or amended between the date of this Agreement and Closing; and

Working Hours means 9.30am to 5.30pm in the relevant location on a Business Day.

2.	Interpretation

In this Agreement, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	references to a paragraph, Clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(c)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept that most nearly corresponds to it in that jurisdiction;

(e)	references to US dollars or US$ are references to the lawful currency from time to time of the United States of America;

(f)	for the purpose of applying a reference to a monetary sum expressed in US dollars, an amount in a different currency shall be deemed to be an amount in US dollars translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of receipt of notice of that Claim under Schedule 3 (Limitations on Liability));

(g)	the rule known as the ejusdem generis rule shall not apply and any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the formulation “to the extent that” shall be read as meaning “if, but only to the extent that”; and

(i)	any statement in this Agreement qualified by the expression so far as the Seller is aware or any similar expression relating to the awareness of the Seller shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons:

Name

Jeff Scarborough;

Shon Conley; and

Jim Ohlms;

(j)	any statement in this Agreement qualified by the expression so far as the Purchaser is aware or any similar expression relating to the awareness of the Purchaser shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons:

Name

Joe Mensah David Williams; and

Taran Smith; and

(k)	any statement in this Agreement relating to the awareness of Kosmos Energy Ghana HC shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of its directors and officers, in each case, as at the date of this Agreement.

3.	Enactments

Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment that that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above.

4.	Schedules

The Schedules comprise schedules to this Agreement and form part of this Agreement.

5.	Inconsistencies

Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any Clause or any other Schedule, then, for the purposes of construing such Clause or Schedule, the definitions set out in such Clause or Schedule shall prevail.

Signature

This Agreement is signed by duly authorised Representatives of the Parties:

SIGNED	)	SIGNATURE:	/s/ Jeffrey M. Scarborough
for and on behalf of	)
ANADARKO OFFSHORE HOLDING	)
COMPANY, LLC	)	NAME:	Jeffrey M. Scarborough

SIGNED	)	SIGNATURE:	/s/ Jeffrey M. Scarborough
for and on behalf of	)
ANADARKO PETROLEUM	)
CORPORATION	)	NAME:	Jeffrey M. Scarborough

SIGNED	)	SIGNATURE:	/s/ Jason E. Doughty
for and on behalf of	)
KOSMOS ENERGY GHANA	)
HOLDINGS LIMITED	)	NAME:	Jason E. Doughty

SIGNED	)	SIGNATURE:	/s/ Jason E. Doughty
for and on behalf of	)
KOSMOS ENERGY LTD.	)	NAME:	Jason E. Doughty